**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549
**FORM 10-K**




(Mark One)
/ X / ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2002**

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-09848

03056335

***ALMOST FAMILY, INC.***
(Exact name of registrant as specified in its charter)

| Delaware | 06-1153720 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |
| 100 Mallard Creek Road, Suite 400, Louisville, Kentucky | 40207 |
| (Address of principal executive offices) | (Zip Code) |




(502) 899-5355
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $.10 per share | NASDAQ SmallCap System |
| Preferred Stock Purchase Rights | |

Indicate by check mark whether the Registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes No x .

As of March 18, 2003, 2,280,727 shares of the Registrant's Common Stock were outstanding. The aggregate market value of Registrant's Common Stock held by non-affiliates of the Registrant as of March 28, 2003 was approximately $9,716,000 (based on the last sale price of a share of the common stock as of March 28, 2003 ($4.26), as reported by the NASDAQ SmallCap System).

The definitive proxy statement relating to the registrant's Annual Meeting of Stockholders, to be held May 12, 2003, is incorporated by reference in Part III to the extent described therein.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

PART I

Item 1. Business
Item 2. Properties
Item 3. Legal Proceedings
Item 4. Submission of Matters to a Vote of Security Holders

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters
Item 6. Selected Financial Data
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 7a. Quantitative and Qualitative Disclosures About Market Risk
Item 8. Financial Statements and Supplementary Data
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

PART III

Item 10. Directors and Executive Officers of the Registrant
Item 11. Executive Compensation
Item 12. Security Ownership of Certain Beneficial Owners and Management
Item 13. Certain Relationships and Related Transactions
Item 14. Controls and Procedures

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

## PART I

### ITEM 1. BUSINESS

***Strategic Mission Statement***

*Almost Family, Inc.* ™ and subsidiaries (collectively "*Almost Family*" or the "Company") provide alternatives for seniors and other adults with special needs and their families who wish to avoid nursing home placement as long as possible and remain independent, through its network of adult day care (ADC) centers and ancillary services. The Company was incorporated in Delaware in 1985. On January 31, 2000, the Company changed its name to *Almost Family, Inc.* from Caretenders ® HealthCorp.

**Decision to Retain VN Operations**

As reported in the Company's Form 10-K for the nine months ended December 31, 2001, the Company in September 2001 terminated its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company, in accordance with applicable accounting rules, terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

**Change in Fiscal Year End**

Also in September 2001, the Company changed its fiscal year end from March 31 to December 31 effective December 31, 2001. Pursuant to the Securities Exchange Act of 1934, the accompanying financial statements included herein present information for the year ended December 31, 2002, the nine months ended December 31, 2001 and for the year ended March 31, 2001 .

**Restatement of Financial Statements**

As reported in the Company's Form 10-K for the nine months ended December 2001, as a result of accounting errors, the Company restated its previously issued financial statements for the fiscal years ended March 31, 2001 and March 31, 2000, and its previously issued financial results for the quarterly periods in those fiscal years and the quarterly periods ended June 30 and September 30, 2001. Previously reported net income was reduced by approximately $934,000 or $0.28 per diluted share in the year ended March 31, 2001 and $ 363,000 or $0.12 per diluted share in the year ended March 31, 2000.

On February 20, 2002, the Board of Directors appointed a Special Committee of two independent directors and directed the Committee to investigate the causes of the accounting errors. The Special Committee retained counsel previously unaffiliated with the Company to assist its inquiry, and counsel in turn engaged forensic accountants also unaffiliated with the Company. The principal conclusions of the Special Committee were that a former officer, the Vice President of Human Resources responsible for managing the Company's self-insurance programs, negligently, and at times intentionally, provided inaccurate information to the Company's financial accounting staff, and to its independent public accountants, that caused the Company to record a receivable to which it was not entitled and to understate certain liabilities, particularly with respect to the medical, workers' compensation and automobile self-insurance programs. The Special Committee reported the results of the inquiry to the Securities and Exchange Commission. The Special Committee also made a recommendation to the Board not to pursue legal action against the former officer. Based on its assessment of the costs of pursuing legal action against the former employee and the amount and likelihood of any potential recovery, the Board has determined not to pursue such action at this time.

The Company has adopted significant changes in its administrative procedures and internal controls relating to accounting for its self-insurance programs, including requirements that third-party financial information be provided to both financial accounting and operating personnel, improvements in the methodology for expensing the cost of claims incurred but not paid, and year end validation by third-party experts of the Company's estimated liability for unpaid claims.

In the quarter ended March 31, 2002, the Company recorded approximately $816,000 (pre-tax) related to the cost of conducting the investigation into this matter, consisting primarily of professional fees. It is possible that additional costs related to the investigation may be incurred in future periods.

**Operating Segments**

The Company operates in two reportable business segments: Adult Day Health Services (ADHS), and Visiting Nurses (VN). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations (also referred to as "personal care"), both of which predominantly provide long-term health care and custodial services that enable recipients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and personal care operations are substantially alike. The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 88% of the VN segment revenues are generated from the Medicare program. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. General and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. Financial information for the Company's two operating segments is presented in Note 13 to the financial statements.

Adult Day Health Services

Adult day health services are alternative methods of providing care for seniors and other adults who without such care would likely be institutionalized. The field has grown rapidly, from just 15 centers in the United States in the early 1970s to approximately 3,500 today. Still in a developmental stage, the industry is highly fragmented with the majority of adult day health centers operated by the non-profit sector. To the Company's best knowledge, it is the largest provider in the country when measured in terms of adult day care center revenues and days of patient care.

The Company's adult day health centers, referred to also as "Adult Day Care" centers, provide professional, high quality adult day health services for disabled or frail adults who require some care or supervision, but who do not require intensive medical attention or institutionalization. The average center has capacity for over 60 guests per day. Many operate seven days a week. The Company also provides transportation services to and from its centers.

The centers offer a range of therapeutic and medical services designed to promote the independence of participants and provide respite to families and caregivers. On-site staff nurses administer medications and give attention to medical care. Other services include (i) a light breakfast, a hot lunch, and an afternoon snack; (ii) highly structured, individualized and creative activity programs which include recreation, education, field trips, sports, crafts, music and group conversations; and (iii) family counseling. The Company currently has twenty-five (25) adult day care centers.

In addition to services provided in the Company's physical locations, some adult day health services, referred to as "Personal Care" are also provided in the patients' homes. These services (generally provided by para-professional staff such as home health aides) are very similar in nature to the care provided in the Company's facilities. This flexibility allows the patient and/or his or her family to select the venue (or combination of venues) of care that is appropriate for them. Many *Almost Family, Inc.* adult day health patients receive care both at home and in the Company's facilities. The Company currently operates twenty-four (24) personal care locations.

Visiting Nurse Services

Visiting Nurse services consist primarily of the provision of skilled in-home medical services to patients in need of short-term recuperative health care. A majority of the Company's patients receive this care immediately following a period of hospitalization or care in another type of in-patient facility. The Company operates eight (8) Medicare-certified home health agencies with a total of seventeen (17) locations. In the year ended December 31, 2002, approximately 88% of the visiting nurse segment revenues were derived from the Federal Medicare program.

The visiting nurse segment, which uses the trade name "*Caretenders*™", provides a comprehensive range of Medicare-certified home health nursing services. Payors also include Medicaid and private insurance companies. Professional staff including registered nurses, licensed practical nurses, physical, speech and occupational therapists, and medical social workers implement and monitor medical treatment plans prescribed by physicians. Professional staff are subject to state licensing requirements in the particular states in which they practice. Para-professional staff, primarily home health aides, also provide care to these patients.

As of December 31, 2002, the Company provided services through operating units in the following locations:

| Locations | Adult Day Care Centers | Personal Care Branches | Visiting Nurse Branches |
|---|---|---|---|
| ***Kentucky:*** | | | |
| Louisville | 2 | 1 | 1 |
| Lebanon Junction | - | - | 1 |
| Lexington | 1 | 2 | 1 |
| Elizabethtown | 1 | - | 1 |
| Owensboro | 1 | 1 | 1 |
| Northern KY (metro Cincinnati) | 1 | 1 | 1 |
| Bardstown | 1 | - | - |
| Frankfort | 1 | 1 | 1 |
| ***Indiana:*** | | | |
| Evansville | 1 | 1 | 1 |
| ***Ohio:*** | | | |
| Cincinnati | 1 | 1 | - |
| Columbus | 1 | 1 | - |
| Cleveland | - | 3 | - |
| ***Massachusetts:*** | | | |
| Boston | - | 1 | 1 |
| ***Connecticut:*** | | | |
| Stamford | - | 1 | - |
| Middlebury/Waterbury | 1 | 1 | - |
| Danbury | 1 | 1 | - |
| West Haven | - | 1 | - |
| Bridgeport | - | 1 | - |
| ***Maryland:*** | | | |
| Baltimore area | 10 | - | - |
| ***Alabama:*** | | | |
| Birmingham | - | 1 | - |
| ***Florida:*** | | | |
| Fort Lauderdale | - | 1 | 1 |
| Port St. Lucie | - | - | 1 |
| Vero Beach | - | - | 1 |
| West Palm Beach | 1 | 1 | 1 |
| Fort Myers | 1 | 1 | 1 |
| Sarasota | - | 1 | 1 |
| Port Charlotte | - | - | 1 |
| Naples | - | 1 | 1 |
| ***Total*** | 25 | 24 | 17 |

Daily capacity for in-facility care was 1,691 and 1,827 guests per day at December 31, 2002 and December 31, 2001, respectively.

*Compensation for Services*

*Almost Family, Inc.* is compensated for its services by (i) Medicaid, (ii) Medicare (VN only), and (iii) other third party payors (e.g. insurance companies and other government funds), and (iv) private pay (paid by personal funds). See "Item 1. Business -- Payment Sources". *Almost Family, Inc.* employs compensation specialists who advise patients as to the availability of sources of payment for its services.

See "Government Regulations" and "Cautionary Statements – Forward Outlook and Risks". Management will monitor the effects of such items and may consider modifications to its expansion and development strategy when and if necessary.

**Acquisitions**

The Company continually considers and reviews, subject to availability of capital, possible acquisitions of businesses that provide health care services similar to those currently offered by *Almost Family, Inc.* Factors which may affect future acquisition decisions include the quality and potential profitability of the business under consideration, and the Company's profitability and ability to finance the transaction.

On July 18, 2002, the Company completed the acquisition of the business and assets of Medlink of Ohio (Medlink). Medlink is a provider of in-home personal care services with branch operations in Cleveland and Akron, Ohio. The acquired operations, which generate approximately $6 million of revenues annually, give the Company significant market presence in the northeast Ohio area, and are included in the Company's Adult Day Health Services Segment.

The purchase price was approximately $3.2 million, $2.9 million of which was funded from the Company's bank credit facility. The balance was financed with a three-year note payable to the seller. The acquired operations added approximately $3.7 million to revenues and $345,000 to consolidated pre-tax income from the date of acquisition through December 31, 2002.

The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of the Medlink acquisition (rounded to nearest thousands):

| | |
|---|---|
| Accounts receivable | $ 698,000 |
| Property, plant and equipment | 35,000 |
| Goodwill | 2,552,000 |
| Assets acquired | 3,285,000 |
| Liabilities assumed | (39,000) |
| Net assets acquired | $ 3,246,000 |

The unaudited pro forma consolidated results of operations of the Company as if this acquisition had been made at the beginning of 2001 are as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Revenues | $ 89,260,078 | $ 85,282,640 |
| Income from continuing operations | 1,624,350 | 2,929,227 |
| Earnings per share: | | |
| Basic | $ 0.67 | $ 1.11 |
| Diluted | $ 0.60 | $ 0.95 |

During 1997, the Company acquired one adult day care center. During 1998, the Company completed transactions to acquire two personal care and two visiting nurse operations. These operations added to the Company's market presence in Florida, Connecticut and Ohio. During each of the years ended March 31, 1999, 2000 and 2001 the

Company acquired one adult day care center. No pro forma financial information has been provided as the acquisitions, individually and in the aggregate, were not significant compared to the Company's existing operations.

## Competition, Marketing and Customers

The adult day health services industry is highly competitive but fragmented. Competitors include: other adult day health centers, ancillary programs provided by nursing homes and hospitals, other government-financed facilities, assisted living and retirement communities, home health providers and senior adult associations. Almost Family, Inc. competes by offering a high quality of care and by helping families identify and access solutions for care. Adult day health services' competitive advantages include member activity programs, superior facilities and transportation services.

The visiting nurse industry is likewise highly competitive and fragmented. Visiting nurse programs enable patients to be discharged from in-patient facilities sooner than would otherwise be possible, and in many instances to remain in their own homes longer. Competitors include other free-standing proprietary agencies and a significant number of hospital based agencies. In some locations, county health departments operate home health agencies. The Federal Centers for Medicare and Medicaid Services (CMS, formerly HCFA) estimates total national annual Medicare home health spending of approximately $11 billion. To the Company's best knowledge, no individual provider has more than 2% market share.

The Company believes the primary competitive factors are quality of service and reputation among referral sources. However, competitors are increasingly focusing attention on providing alternative site health care services. The Company markets its services through its site managers and marketing staff. These individuals contact referral sources in their areas to market the Company's services. Major referral sources include: physicians, hospital discharge planners, Offices on Aging, social workers, and group living facilities. The Company also utilizes consumer-direct sales, marketing and advertising programs designed to attract customers.

## Government Regulations

### Overview

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of Medicare and Medicaid are expected to continue. Such future changes may further impact reimbursement for the Company's services. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.

### Medicare Rates

A Medicare rate decrease of approximately 5.3% went into effect October 1, 2002. As a result, revenues for the year ended December 31, 2002 were approximately $348,000 lower than they would have been if the rate cut had not been enacted. If the rate cut had been in effect for the entire year ended December 31, 2002, the Company's revenues would have been lower by approximately $718,000. Under existing law and regulation, Medicare rates will change each October 1, based on a statutory formula the intent of which is to cause reimbursement rates to reflect changes in the costs of providing services. Refer to the Cautionary Statements – Forward Outlook and Risks below, the Notes to the accompanying financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

**Permits and Licensure**

Many states require companies providing certain health care services to be licensed as adult day care centers or home health agencies. In addition, certain health care practitioners employed by the Company require state licensure and/or registration and must comply with laws and regulations governing standards of practice. The failure to obtain, renew or maintain any of the required regulatory approvals or licenses could adversely affect the Company's business. The Company believes it is currently licensed appropriately where required by the laws of the states in which it operates. There can be no assurance that either the states or the Federal government will not impose additional regulations upon the Company's activities which might adversely affect its business, results of operations or financial condition.

**Certificates of Need**

Certain states require companies providing health care services to obtain a certificate of need issued by a state health-planning agency. Where required by law, the Company has obtained certificates of need from those states in which it operates. There can be no assurance that the Company will be able to obtain any certificates of need which may be required in the future if the Company expands the scope of its services or if state laws change to impose additional certificate of need requirements, and any attempt to obtain additional certificates of need will cause the Company to incur certain expenses.

**Other Regulations**

A series of laws and regulations dating back to the Omnibus Budget Reconciliation Act of 1987 ("OBRA 1987") and through the Balanced Budget Act of 1997 have been enacted and apply to the Company. Changes in applicable laws and regulations have occurred from time to time since OBRA 1987 including reimbursement reductions and changes to payment rules. Changes are also expected to occur continuously for the foreseeable future.

As a provider of services under Medicare and Medicaid programs, the Company is subject to the Medicare and Medicaid anti-kickback statute, also known as the "fraud and abuse law." This law prohibits any bribe, kickback, rebate or remuneration of any kind in return for, or as an inducement for, the referral of Medicare or Medicaid patients. The Company may also be affected by the Federal physician self-referral prohibition, known as the "Stark" law, which, with certain exceptions, prohibits physicians from referring patients to entities in which they have a financial interest. Many states in which the Company operates have adopted similar self-referral laws, as well as laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers, if such arrangements are designed to induce or to encourage the referral of patients to a particular provider.

Health care is an area of extensive and dynamic regulatory change. Changes in laws or regulations or new interpretations of existing laws or regulations can have a dramatic effect on permissible activities, the relative costs associated with doing business, and the amount and availability of reimbursement by government and third-party payors. Furthermore, the Company will be required to comply with applicable regulations in each new state in which it desires to provide services.

As a result of the Health Insurance Portability and Accountability Act of 1996 and other legislative and administrative initiatives, Federal and state enforcement efforts against the health care industry have increased dramatically, subjecting all health care providers to increased risk of scrutiny and increased compliance costs.

The Company is subject to routine and periodic surveys and audits by various governmental agencies. Management believes that the Company is in material compliance with applicable laws. The Company, however, is unable to predict what additional government regulations, if any, affecting its business may be enacted in the future, how existing or future laws and regulations might be interpreted or whether the Company will be able to comply with such laws and regulations either in the markets in which it presently conducts, or wishes to commence, business.

**Health Insurance Portability and Accountability Act (HIPAA)**
The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. The Department of Health and Human Services must adopt standards for the following:

- Electronic transactions and code sets;
- Unique identifiers for providers, employers, health plans and individuals;
- Security and electronic signatures;
- Privacy; and
- Enforcement.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, the Company believes the law will initially bring about significant and, in some cases, costly changes. The Department of Health and Human Services has released two rules to date mandating the use of new standards with respect to certain health care transactions and health information. The first rule establishes uniform standards for common health care transactions, including:

- Health care claims information;
- Plan eligibility, referral certification and authorization;
- Claims status;
- Plan enrollment and disenrollment;
- Payment and remittance advice;
- Plan premium payments; and
- Coordination of benefits.

Second, the Department of Health and Human Services has released standards relating to the privacy of individually identifiable health information. These standards not only require compliance with rules governing the use and disclosure of protected health information, but they also require the Company to impose those rules, by contract, on any business associate to whom we disclose protected information. The Department of Health and Human Services has only recently issued rules governing the security of health information.

The Department of Health and Human Services (HHS) finalized the electronic transaction standards on August 17, 2000. Payers are required to comply with the transaction standards by October 16, 2002 or October 16, 2003, depending on the size of the payer and whether the payer requests a one-year waiver. The Company has requested and received such a one-year waiver. Following compliance by its payers, the Company must comply with the transaction standards, to the extent it uses electronic data interchange. The Company expects to be able to comply with the new standards as the payors implement them. The Department of Health and Human Services issued the privacy standards on December 28, 2000, and, after certain delays, they became effective on April 14, 2001, with a compliance date of April 14, 2003. Once the Department of Health and Human Services has issued the security regulations in final form, affected parties will have approximately two years to be fully compliant. Sanctions for failing to comply with the HIPAA provisions related to health information practices include criminal and civil penalties.

Management is in the process of implementing changes in its operations to comply with the privacy and electronic transaction and code sets aspects of HIPAA and anticipates that the Company will be able to fully and timely comply with those requirements. The cost of complying with privacy standards is not expected to have a material effect on the Company's results of operations or financial position. Independent of HIPAA requirements, the Company has been developing new information systems with improved functionality to facilitate improved billing and collection activities, reduced administrative costs and improved management

decision support information. The Company has incorporated the HIPAA mandated electronic transaction and code sets into this new software.

Regulations with regard to the security components of HIPAA, have only recently been published. Those regulations are required to be implemented by April 2005. Management cannot at this time estimate the cost of compliance with the security regulations.

**Payment Sources**

The Company receives payments from Medicare, Medicaid, private pay and insurance policies as detailed below. The Company's dependence on government sponsored reimbursement programs makes it vulnerable to possible legislative and administrative regulations and budget cut-backs that could adversely affect the number of persons eligible for such programs, the amount of allowed reimbursements or other aspects of the program, any of which could materially affect the Company. In addition, loss of certification or qualification under Medicare or Medicaid programs could materially affect the Company's ability to effectively market its services.

In addition to its dependence on Medicare and Medicaid reimbursement, the Company's future operating results may be dependent in part upon its ability to attract customers able to pay for the Company's charges from their own and their families' financial resources. The Company could be adversely impacted by circumstances which affect the ability or desire of seniors to pay for the Company's services, including a general economic or stock market downturn, with resulting offsets on retirement wealth and spending.

The following table sets forth the Company's revenues derived from each major class of payor during the indicated periods (by percentage of net revenues):

| Payor Group | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|---|
| Medicare | 29.7% | 29.2% | 28.5% |
| Medicaid and other government Programs | 48.8% | 51.5% | 46.9% |
| Insurance and private pay | 21.5% | 19.3% | 24.6% |

Changes in payment sources are primarily a result of the impact of changes in the types of customers the Company attracts. The Company has a significant dependence on state Medicaid reimbursement programs. For the year ended December 31, 2002, approximately 17.0%, 13.7%, 5.9%, 5.3%, 2.9%, 2.9% and 1.1% of the Company's revenues were generated from Medicaid reimbursement programs in the states of Kentucky, Maryland, Connecticut, Ohio, Massachusetts, Florida and Indiana, respectively. In March 2003, the Commonwealth of Kentucky passed a new budget. This budget is intended to constrain Medicaid spending and Kentucky's Medicaid program is currently formulating new regulations to implement the budget. Because the regulations are in the development stage, the Company is currently unable to predict what impact they may have on the Company's operations. There can be no assurance that these changes will not have a material adverse effect on the Company.

In determining charge rates for goods and services provided to customers, the Company evaluates several factors including cost and market competition. The Company also negotiates contract rates with third party providers such as insurance companies. The rates of reimbursement for Medicaid and other Government programs are generally dictated by those programs.

**Insurance Costs**

Self-Insurance Programs. The Company bears significant risk under its self-insured employee health, automobile and workers' compensation programs. The Company's self-insured health program has an excess-loss insurance policy that reimburses the Company for covered expenses (up to a certain amount) of a specific deductible for each covered person and an annual aggregate deductible for all covered claims. The Company's current excess loss insurance policy ends April 30, 2003. Based on information provided by its broker and third-party administrator, the Company

expects health insurance costs to increase between 10% to 20% during 2003 due to the inflation of medical care costs. Under its automobile and workers' compensation self-insurance programs, the Company bears risk up to $100,000 per incident.

The Company records estimated liabilities for its health, automobile, and workers' compensation self-insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims.

General and Professional Liability. The Company is party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. The Company carries insurance coverage for this exposure however its deductible per claim increased from $5,000 to $25,000 effective July 1, 2001. At December 31, 2002, recorded reserves for the general and professional coverage totaled approximately $177,000.

The Company monitors its estimated self-insurance liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition.

The Company believes that its present insurance coverage is adequate. However, due to insurance market conditions, the Company will face significant cost increases and higher deductibles upon renewal on April 1, 2003. The Company is currently contemplating alternatives including potentially accepting additional self-insurance risk in lieu of higher premium costs.

**Employees and Labor Relations**

As of December 31, 2002 the Company had approximately 3,000 employees. None of the Company's employees are represented by a labor organization. Management believes its relationship with the Company's employees is satisfactory.

**Discontinued Operations**

As part of a formal plan of separation, the Company on November 12, 1999 sold its product operations (consisting of infusion therapy and respiratory and medical equipment businesses) to Lincare Holdings, Inc. in an asset sale for $14.5 million and announced that it would pursue available strategic alternatives to complete the separation of its visiting nurse operations. Proceeds from the sale were used to repay obligations outstanding under the Company's bank line of credit. As a result of the operational separations, the Company recorded a one-time net of tax charge of approximately $5 million or ($1.60 per share) in the quarter ended September 30, 1999. That charge reduced the book value of the operations to the expected net realizable value, provided for losses on fulfilling certain obligations and close down costs and included the estimated future operating results of the visiting nurse operations prior to separation. As a result of those actions, the visiting nurse operations were accounted for as discontinued operations in the Company's financial statements for periods reported from September 1999 through June 2001.

The Company incurred losses operating the division prior to the implementation of Medicare's Prospective Payment System (PPS) and made substantial payments for the release of lease obligations, and for other costs. During that same time frame the Company closed 3 of its then 11 operating VN agencies. The Company continues to operate the remaining 8 agencies located in Kentucky (4), Florida (3) and Massachusetts .

On September 14, 2001, the Company's Board of Directors voted to terminate its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company has, in accordance with applicable accounting rules terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

## Cautionary Statements – Forward Outlook and Risks

Information provided herein by the Company contains, and from time to time the Company may disseminate material and make statements which may contain, "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of "safe harbor" provisions of the Act. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements as a result of various factors including but not limited to the following:

*a) Regulation and Reform*
Legislative proposals are continually introduced or proposed in Congress and in state legislatures that would effect major changes in the health care system, either nationally or at the state level. However, the Company cannot predict whether any of the proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material impact on the operations of the Company.

*b) Medicaid Concentration, Including Kentucky Budget and Regulation Changes*

The Company has a significant dependence on state Medicaid reimbursement programs. For the year ended December 31, 2002, approximately 17.0%, 13.7%, 5.9%, 5.3%, 2.9%, 2.9% and 1.1% of the Company's revenues were generated from Medicaid reimbursement programs in the states of Kentucky, Maryland, Connecticut, Ohio, Massachusetts, Florida and Indiana, respectively. The Company could also be materially impacted by unfavorable changes in reimbursement programs in these states. In March 2003, the Commonwealth of Kentucky passed a new budget. This budget is intended to constrain Medicaid spending and Kentucky's Medicaid program is currently formulating new regulations to implement the budget. Because the regulations are in the development stage, the Company is currently unable to predict what impact they may have on the Company's operations. There can be no assurance that these changes will not have a material adverse effect on the Company.

*c) Other Reimbursement Changes*
The Company derives substantial portions of its revenues from third-party payors, including government reimbursement programs such as Medicare, Medicaid and non-government sources such as commercial insurance companies, HMOs, PPOs and contract services. These payors continuously seek ways to limit payments to health care providers. There can be no assurance that payments under these programs will be sufficient to cover the costs of providing patients care. The Company cannot predict whether and what additional proposals or cost containment measures will be adopted or, if adopted, what effect, if any, such proposals might have on the operations of the Company.

*d) Competition*
The Company competes with numerous well-established competitors which have substantially greater financial resources than the Company. Competitors are increasingly focusing attention on providing alternative site health care services, specifically on adult day health services. Such increasing competition may adversely affect revenues and profitability of Company operations.

*e) Insurance*
The Company believes its present insurance coverage is adequate. However, there can be no assurance that such insurance will be available, or, if available, that such insurance will be either adequate to cover the Company's liabilities or available at affordable rates. In addition, increasing insurance costs, and the increasing unwillingness of insurance companies to insure against certain types of losses, raise some questions as to whether the Company will be able to obtain or continue its present insurance coverage. The inability to obtain adequate insurance coverage at affordable rates, or a loss of existing coverage, could have a material effect on the Company. The Company is

exposed to insurance risk under its automobile, workers' compensation and medical self-insurance programs. Accordingly, the Company's future operating costs are subject to changes in these programs. The Company is party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. The Company carries insurance coverage for this exposure however its deductible per claim increased from $5,000 to $25,000 effective July 1, 2001. At December 31, 2002, recorded reserves for the general and professional coverage totaled approximately $177,000. The Company monitors its estimated self-insurance liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition. Due to insurance market conditions, the Company will face significant cost increases and higher deductibles upon renewal on April 1, 2003. The Company is currently contemplating alternatives including potentially accepting additional self-insurance risk in lieu of higher premium costs.

*f) Private Payment Sources*

The Company's future operating results may be dependent in part upon its ability to attract customers able to pay for the Company's charges from their own and their families' financial resources. Circumstances which adversely affect the ability or desire of seniors to pay for the Company's services, such as a general economic downturn, could have an adverse effect on the Company. In the event that the Company encounters difficulty in attracting seniors with adequate resources to pay for the Company's services, the Company would be adversely affected.

*g) Acquisitions*

The Company seeks to establish and increase market share through acquisitions in existing and new markets. The Company evaluates potential acquisition candidates that would complement or expand its current services. In attempting to make acquisitions, the Company competes with other providers, some of which have greater financial resources than the Company. Management currently believes that acquisition candidates meeting the criteria of its acquisition strategy will continue to be identified in the future and certain of these candidates will be acquired by the Company. However, there can be no assurance that suitable acquisitions will continue to be identified or that acquisitions can be consummated on acceptable terms. See separate Cautionary Statement regarding financing.

*h) Inclement Weather*

The Company provides its services to individuals in home and community settings. Due to the Company's geographic concentrations, severe weather such as snow and hurricanes may hinder the Company's ability to provide its services and can impact the Company's operating results, particularly in Maryland and the New England states.

*i) Financing*

The Company's ability to pursue its strategic plan is dependent upon its ability to obtain financing on satisfactory terms and conditions. If the Company is unable to obtain satisfactory financing it would have an adverse impact on the Company's liquidity and its ability to execute its development plans. The Company is subject to certain restrictive covenants under its bank financing arrangement. There can be no assurance that the Company will remain in compliance with these covenants in future periods.

*j) ADC Expansion or Contraction Dependent on Medicaid Programs*

As described above, the Company's adult day care operations are highly dependent upon state Medicaid program reimbursement rates, access controls and operating regulations. Significant financial issues are currently being faced by many state Medicaid programs. Future expansion of the Company's adult day care operations is also dependent on Medicaid reimbursement. Additionally, as Medicaid programs change, the Company may find it necessary to exit certain markets and/or entire states if the Company determines it is unable to operate profitably in those areas.

*k) Visiting Nurse Operations Medicare Reimbursement Rates*

A Medicare rate decrease of approximately 5.3% went into effect October 1, 2002. As a result, revenues for the year ended December 31, 2002 were approximately $348,000 lower than they would have been if the rate cut had not been enacted. If the rate cut had been in effect for the entire year ended December 31, 2002, the Company's revenues would have been lower by approximately $718,000. Under existing law and regulation, Medicare rates will change each October 1, based on a statutory formula the intent of which is to cause reimbursement rates to reflect changes in the costs of providing services. There can be no assurance that Medicare laws, regulations and reimbursement rates will not be changed in an adverse way in the future.

## ITEM 2. PROPERTIES

The Company's executive offices are located in Louisville, Kentucky in approximately 21,000 square feet of space leased from an unaffiliated party.

The Company has 42 real estate leases ranging from approximately 200 to 24,000 square feet of space in their respective locations. See "Item 1. Business – Operating Segments" and Note 9 to the Company's audited consolidated financial statements. The Company believes that its facilities are adequate to meet its current needs, and that additional or substitute facilities will be available if needed.

## ITEM 3. LEGAL PROCEEDINGS

The Company, from time to time, is subject to claims and suits arising in the ordinary course of its business, including claims for damages for personal injuries. In the opinion of management, the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on the Company's financial position or results of operations.

On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding) filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin re-filed its lawsuit. The second trial took place in February 2003; however, no ruling has been issued. Estimated costs of litigation are included in accrued liabilities on the accompanying balance sheet. The Company can give no assurance that it will be successful in its defense. Accordingly, the Company is unable to predict what impact, if any, the ultimate resolution of this matter may have on its financial position or results of operations.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a) The annual meeting of stockholders of Almost Family, Inc. was held on October 14, 2002.

(c) Certain matters voted upon at the meeting and the votes cast with respect to such matters are as follows:

**Proposals and Vote Tabulations**

| Management Proposals | Votes Cast For | Against | Abstain | Broker Non-votes |
|---|---|---|---|---|
| Approval of the appointment of independent auditors for 2002 | 2,098,396 | 452 | 600 | 0 |

**Election of Directors**

| Director | Votes Received | Votes Withheld |
|---|---|---|
| William B. Yarmuth | 2,083,020 | 16,428 |
| Steven B. Bing | 2,087,340 | 12,108 |
| Donald G. McClinton | 2,087,120 | 12,328 |
| Tyree G. Wilburn | 2,032,512 | 66,936 |
| Jonathan D. Goldberg | 2,087,360 | 12,088 |
| Wayne T. Smith | 2,087,360 | 12,088 |
| W. Earl Reed, III | 2,087,220 | 12,228 |

## PART II

### ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the NASDAQ SmallCap System. The stock is traded under the symbol "AFAM" (formerly CTND). Set forth below are the high and low sale prices for the common stock for the periods indicated reported by NASDAQ:

**Closing Common Stock Prices**

| Quarter Ended: | High | Low |
|---|---|---|
| June 30, 2000 | $3.00 | $2.19 |
| September 30, 2000 | $4.28 | $2.19 |
| December 31, 2000 | $5.25 | $3.47 |
| March 31, 2001 | $6.13 | $3.50 |
| June 30, 2001 | $7.75 | $5.77 |
| September 30, 2001 | $11.00 | $7.90 |
| December 31, 2001 | $16.30 | $9.20 |
| March 31, 2002 | $16.42 | $9.20 |
| June 30, 2002 | $11.75 | $9.79 |
| September 30, 2002 | $11.63 | $7.15 |
| December 31, 2002 | $7.47 | $4.75 |

On March 28, 2003, the last reported sale price for the Common Stock reported by NASDAQ was $4.26 and there were approximately 475 holders of record of the Company's Common Stock. No cash dividends have been paid by the Company during the periods indicated above. The Company does not presently intend to pay dividends on its common stock and will retain its earnings for future operations and growth of its business.

**Equity Compensation Plan**

The information required by this part of Item 5 is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 12, 2003 appearing under the caption "Executive Compensation Plan Table" of such Proxy Statement.

## ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from the consolidated financial statements of the Company for the periods and at the dates indicated. The information is qualified in its entirety by and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this and prior year Form 10-Ks.

**Consolidated Selected Financial Information**

| (Dollar amounts in 000's except per share data) | Year Ended December 31, 2002 | Year Ended December 31, 2001 (unaudited) | Nine Months Ended December 31, 2002 | Year Ended March 31, 2001 | Year Ended March 31, 2000 | Year Ended March 31, 1999 |
|---|---|---|---|---|---|---|
| **Results of operations data:** | | | | | | |
| Net revenues | $ 85,770 | $ 79,306 | $ 59,754 | $ 75,455 | $ 79,343 | $ 74,045 |
| Income (loss) from: | | | | | | |
| Continuing operations | $ 1,345 | $ 2,674 | $ 2,241 | $ 541 | $ (3,391) | $ (8,104) |
| Discontinued operations | - | 1,087 | 1,087 | 737 | (1,715) | 1,876 |
| Net income (loss) | $ 1,345 | $ 3,761 | $ 3,328 | $ 1,278 | $ (5,106) | $ (6,228) |
| Per share: | | | | | | |
| Basic: | | | | | | |
| Number of shares | 2,416 | 2,646 | 2,478 | 3,146 | 3,124 | 3,119 |
| Income (loss) from: | | | | | | |
| Continuing operations | $ 0.56 | $ 1.01 | $ 0.90 | $ 0.17 | $ (1.08) | $ (2.60) |
| Discontinued operations | - | 0.44 | 0.44 | 0.23 | (0.55) | 0.60 |
| Net income (loss) | $ 0.56 | $ 1.42 | $ 1.34 | $ 0.40 | $ (1.63) | $ (2.00) |
| Diluted: | | | | | | |
| Number of shares | 2,720 | 3,077 | 2,909 | 3,307 | 3,124 | 3,120 |
| Income (loss) from: | | | | | | |
| Continuing operations | $ 0.49 | $ 0 87 | $ 0.77 | $ 0.16 | $ (1.08) | $ (2.60) |
| Discontinued operations | - | 0.35 | 0.37 | 0.22 | (0.55) | 0.60 |
| Net income (loss) | $ 0.49 | $ 1.22 | $ 1.14 | $ 0.38 | $ (1.63) | $ (2.00) |

| **Balance sheet data as of:** | December 2002 | December 2001 | March 2001 | March 2000 | March 1999 |
|---|---|---|---|---|---|
| Working capital | $ 10,466 | $ 11,963 | $ 9,741 | $ 5,511 | $ 9,529 |
| Total assets | 36,800 | 35,877 | 33,984 | 28,392 | 42,762 |
| Long-term liabilities | 17,071 | 14,847 | 13,482 | 4,777 | 13,562 |
| Total liabilities | 26,696 | 25,495 | 26,726 | 17,603 | 26,907 |
| Stockholders' equity | 10,104 | 10,381 | 7,258 | 10,790 | 15,855 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Decision to Retain VN Operations

As reported in the Company's Form 10-K for the nine months ended December 31, 2001, the Company in September 2001 terminated its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company, in accordance with applicable accounting rules, terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

### Change in Fiscal Year End

Also in September 2001, the Company changed its fiscal year end from March 31 to December 31 effective December 31, 2001. Pursuant to the Securities Exchange Act of 1934, the accompanying financial statements included herein present information for the year ended December 31, 2002, the nine months ended December 31, 2001 and for the year ended March 31, 2001 .

To facilitate an understanding of current operating results Management's Discussion and Analysis of Financial Position and Results of Operations includes the unaudited year ended December 31, 2001 compared to the audited year ended December 31, 2002.

### Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, the Company selects the principle or method that is appropriate in the specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality.

**Receivables and Revenue Recognition**

Revenues are recognized when the related patient services are provided. Receivables and revenues are stated at amounts estimated by management to be their net realizable values. Certain classes of patients rely on a common source of funds to pay the cost of their care, such as the Federal Medicare program and various state Medicaid programs. Medicare program revenues for the years prior to the implementation of the prospective payment system and certain Medicaid program revenues are subject to audit and retroactive adjustment by government representatives. The Company believes that any differences between the net revenues recorded and final determination will not materially affect the Company's results of operations or financial condition. However, it is possible such differences could be material.

**Allowance for Doubtful Accounts**

The Company evaluates the collectibility of its accounts receivable based on certain factors, such as payor types, historical collection trends and aging categories. The Company calculates its reserve for bad debts based on the length of time that the receivables are past due. The percentage applied to the receivable balances in the various aging categories is based on historical collection experience.

**Insurance Programs**
Self-Insurance Programs. The Company bears significant risk under its self-insured employee health, automobile and workers' compensation programs. The Company's self-insured health program has an excess-loss insurance policy that reimburses the Company for covered expenses (up to a certain amount) of a specific deductible for each covered person and an annual aggregate deductible for all covered claims. The Company's current excess loss insurance policy ends April 30, 2003. Based on information provided by its broker and third-party administrator, the Company expects health insurance costs to increase between 10% to 20% during 2003 due to the inflation of medical care costs. Under its automobile and workers' compensation self-insurance programs, the Company bears risk up to $100,000 per incident.

The Company records estimated liabilities for its health, automobile, and workers' compensation self-insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims.

General and Professional Liability. The Company is party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. The Company carries insurance coverage for this exposure however its deductible per claim increased from $5,000 to $25,000 effective July 1, 2001. At December 31, 2002, recorded reserves for the general and professional coverage totaled approximately $177,000.

The Company monitors its estimated self-insurance liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition.

The Company believes that its present insurance coverage is adequate. However, due to insurance market conditions, the Company will face significant cost increases and higher deductibles upon renewal on April 1, 2003. The Company is currently contemplating alternatives including potentially accepting additional self-insurance risk in lieu of higher premium costs.

**Impairment of Property, Equipment and Intangible Assets**
The Company evaluates its property and equipment and intangible assets on a periodic basis to determine if facts and circumstances suggest that the assets may be impaired or the estimated useful life of the assets may need to be changed. The Company considers internal and external factors of the individual facility or asset, including changes in the regulatory environment, changes in national health care trends, current period cash flow loss combined with a history of cash flow losses and local market developments. If these factors and the projected undiscounted cash flow of the facility or asset over the asset's remaining life indicate that the carrying value of the asset will not be recovered, the carrying value will be adjusted to its fair value if it is lower. There were no impairment charges recorded during the year ended December 31, 2002, however, if the projections or management's assumptions change in the future, the Company may be required to record impairment charges not previously recorded for its assets.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements established new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141 eliminated the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, effective January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives can no longer be amortized, but instead must be tested for impairment at least annually. The Company has completed the required initial and annual tests for impairment and concluded that no impairment currently exists.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 142). This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted

SFAS 144 on January 1, 2002, and there was no effect on the financial position and results of operations of the Company during the year ended December 31, 2002.

**Accounting for Income Taxes**
As of December 31, 2002, the Company has net deferred tax assets of approximately $1.6 million. The net deferred tax asset is composed of approximately $3.0 million of long-term deferred tax assets and $1.4 million of long-term deferred tax liabilities. The Company has provided a valuation allowance against certain net deferred tax assets based upon management's estimation of realizability of those assets through future taxable income. This valuation was based in large part on the Company's history of generating operating income or losses in individual tax locales and expectations for the future. The Company's ability to generate the expected amounts of taxable income from future operations is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. Management has considered the above factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to fully utilize the net deferred tax assets (net of the valuation allowance) as of December 31, 2002. However, there can be no assurances that the Company will meet its expectations of future taxable income.

**Operating Segments**
The Company operates in two reportable business segments: Adult Day Health Services (ADHS), and Visiting Nurses (VN). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations, both of which provide predominantly long-term health care and custodial services that enable recipients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and personal care operations are substantially alike. The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 88% of the VN segment revenues are generated from the Medicare program. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. General and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. Financial information for the Company's two operating segments is presented in Note 13 to the financial statements.

**Seasonality**
The Company's ADHS segment normally experiences seasonality in its operating results. Specifically, the quarters ended December and March typically generate lower operating income than the quarters ended June and September as the holiday season and winter weather tend to temporarily lower ADC in-center attendance, particularly in Maryland and Connecticut. Partially offsetting this, the Company's VN segment operations located in southeast and southwest Florida normally experience higher admissions during the March quarter than in the other quarters due to seasonal population fluctuations.

## RESULTS OF CONTINUING OPERATIONS

### Year Ended December 31, 2002 Compared with Unaudited Year Ended December 31, 2001 and the Nine months Ended December 31, 2001

| Consolidated | Year Ended | | | | | | Nine months Ended | |
|---|---|---|---|---|---|---|---|---|
| | December 2002 | | December 2001 (unaudited) | | Change | | December 2001 | |
| | Amount | % Rev | Amount | % Rev | Amount | % | Amount | % |
| Net revenues: | | | | | | | | |
| ADHS | $ 56,970,241 | 66.4% | $ 51,447,232 | 64.9% | $ 5,523,009 | 10.7% | $ 38,709,644 | 64.8% |
| VN | 28,799,296 | 33.6% | 27,859,182 | 35.1% | 940,114 | 3.4% | 21,043,917 | 35.2% |
| | $ 85,769,537 | 100.0% | $ 79,306,414 | 100.0% | $ 6,463,123 | 8.1% | $ 59,753,561 | 100.0% |
| Operating income: | | | | | | | | |
| ADHS | $ 2,465,057 | 4.3% | $ 3,847,080 | 7.5% | $(1,382,023) | -35.9% | $ 2,928,096 | 7.6% |
| VN | 3,590,936 | 12.5% | 3,774,342 | 13.6% | (183,406) | -4.9% | 3,190,514 | 15.2% |
| | 6,055,993 | 7.1% | 7,621,422 | 9.6% | (1,565,429) | -20.5% | 6,118,610 | 10.2% |
| Unallocated corporate expense | 3,109,675 | 3.6% | 2,045,057 | 2.6% | 1,064,618 | 52.1% | 1,542,712 | 2.6% |
| | 2,946,318 | 3.4% | 5,576,365 | 7.0% | (2,630,047) | -47.2% | 4,575,898 | 7.7% |
| Interest expense | 813,555 | 0.9% | 896,339 | 1.1% | (82,784) | -9.2% | 712,003 | 1.2% |
| Income taxes | 787,850 | 0.9% | 2,006,474 | 2.5% | (1,218,624) | -60.7% | 1,622,831 | 2.7% |
| Income from continuing operations | $ 1,344,913 | 1.6% | $ 2,673,552 | 3.4% | $(1,328,639) | -49.7% | $ 2,241,064 | 3.8% |

The commentary that follows explains the comparison of the year ended December 31, 2002 to the unaudited results for the year ended December 31, 2001. These explanations consider the comparisons of the percentage of revenue information shown above for the year ended December 31, 2001 and the nine months ended December 31, 2001.

The Company's net revenues for the year ended December 31, 2002 grew approximately $6.5 million or 8.1% over the year ended December 31, 2001. The acquisition of Medlink OH accounted for approximately $3.7 million of the revenue growth between periods with the balance of ADHS revenue growth coming primarily from adult day care (ADC) in-center volume growth. VN segment revenues grew primarily due to increased patient volumes. A Medicare rate decrease of approximately 5.3% went into effect October 1, 2002. As a result, revenues for the year ended December 31, 2002 were approximately $348,000 lower than they would have been if the rate cut had not been enacted. Operating income before unallocated corporate expense decreased from the same period last year primarily as a result of increased insurance costs and increased labor costs in both segments. Additional costs were also incurred for increased staffing for training, auditing, information systems and compliance programs. The Medlink acquisition added approximately $345,000 to pre-tax income in the year ended December 31, 2002. Unallocated corporate expenses in 2002 included approximately $816,000, consisting primarily of professional fees, related to the cost of conducting the investigation into the restatement of the Company's financial statements as disclosed in the Company's Form 10-K for the nine months ended December 31, 2001. It is possible that additional costs related to the investigation may be incurred in future periods. Interest expense in 2002 was lower than in 2001 primarily as a result of lower interest rates.

In December 2002, the Company closed adult day care centers located in Seymour CT, Mentor OH, and Miami FL. Those centers generated after-tax operating losses of approximately $198,000 ($0.07 per diluted share) and $135,000 ($0.05 per diluted share) in the years ended December 31, 2002 and 2001, respectively.

The effective income tax rate was approximately 37% of income before income taxes for 2002 as compared to an effective income tax rate of approximately 43% for 2001. The lower tax rate in 2002 is a result of changes

in the distribution of taxable income and losses in the various state and local jurisdictions in which the Company operates.

**Adult Day Health Services (ADHS) Segment-Year Ended December 31, 2002 and 2001 (Unaudited) and the Nine months Ended December 31, 2001**

The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations, both of which predominantly provide long-term health care and custodial services that enable patients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and in-home personal care operations are substantially alike.

| | Year Ended | | | | | | Nine months Ended | |
|---|---|---|---|---|---|---|---|---|
| | December 2002 | | December 2001 (unaudited) | | Change | | December 2001 | |
| | Amount | % Rev | Amount | % Rev | Amount | % | Amount | % Rev |
| Net revenues | $ 56,970,241 | 100.0% | $ 51,447,232 | 100.0% | $ 5,523,009 | 10.7% | $ 38,709,644 | 100.0% |
| Cost of services | 49,368,309 | 86.7% | 43,812,778 | 85.2% | 5,555,531 | 12.7% | 32,739,103 | 84.6% |
| General and administrative | 3,061,539 | 5.4% | 2,511,118 | 4.9% | 550,421 | 21.9% | 1,978,221 | 5.1% |
| Depreciation and amortization | 1,130,099 | 2.0% | 718,101 | 1.4% | 411,998 | 57.4% | 647,029 | 1.7% |
| Uncollectible accounts | 945,237 | 1.7% | 558,155 | 1.1% | 387,082 | 69.4% | 417,195 | 1.1% |
| Operating income | $ 2,465,057 | 4.3% | $ 3,847,080 | 7.5% | $(1,382,023) | -35.9% | $ 2,928,096 | 7.6% |
| Admissions | 3,982 | | 4,456 | | (474) | -10.6% | 3,364 | |
| Patients months of care | 60,810 | | 56,255 | | 4,555 | 8.1% | 42,509 | |
| Patient days of care | 785,577 | | 712,621 | | 72,956 | 10.2% | 538,918 | |
| Revenue per patient day | $ 72.52 | | $ 72.19 | | $ 0.33 | 0.5% | $ 71.83 | |
| ADC in-center | | | | | | | | |
| Avg. weekday attendance | 1,304 | | 1,228 | | 76 | 6.2% | 1,244 | |
| Avg. center capacity | 1,791 | | 1,685 | | 106 | 6.3% | 1,689 | |
| Average occupancy | 72.8% | | 72.9% | | -0.1% | | 73.7% | |

ADHS revenues increased 10.7% to $57.0 million in 2002 from $51.4 million in 2001. The acquisition of Medlink Ohio, an in-home personal care operation, accounted for approximately $3.7 million of the increase. The remainder of the increase was generated predominantly from increased ADC in-center volumes. Average revenue per day of care increased about 0.5% over the December 2001 period as a result of mix changes and higher reimbursement rates. Occupancy in the adult day care centers was 72.8% of capacity in 2002 and 72.9% of capacity in 2001. Average capacity increased as the addition of new centers in Kentucky and Florida during 2001 slightly more than offset the capacity closed. In December 2002, the Company closed centers located in Seymour CT, Mentor OH, and Miami FL. Those centers generated operating losses of approximately $313,000 and $224,000 in the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002, total system capacity was 1,691 guests per day.

Cost of services as a percent of revenues increased to 86.7% in 2002 from 85.2% in 2001 primarily as a result of increased insurance costs and higher staffing costs in the adult day centers. General and administrative expenses increased significantly with the addition of staff support for training, auditing, information systems and compliance programs. Depreciation and amortization increased primarily due to the addition of new guest transportation vans and investments in information technology. Management establishes an allowance for uncollectible accounts based on its estimate of probable collection losses.

Effective July 1, 2002, the Commonwealth of Kentucky changed its reimbursement program for in-home personal care services (non-skilled). Prior to July 1, 2002, the services had been reimbursed on a cost-based system. From July 1, 2002 forward, services provided are reimbursed on a fee per unit of service basis at a rate lower than the historical reimbursement rates. The Company has implemented changes to its operations designed to reduce operating costs. As a result of the net effect of these reimbursement and cost changes,

ADHS segment operating income for the year ended December 31, 2002 was approximately $140,000 lower than it would have been if such changes had not taken place.

**Visiting Nurse (VN) Segment-Year Ended December 31, 2002 and 2001 (Unaudited) and the Nine months Ended December 31, 2001**

The Company's VN segment provides skilled medical services in patients' homes to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 88% of the VN segment revenues come from the Medicare program and are generated on a per episode basis rather than a daily fee basis as in ADHS.

| | Year Ended | | | | | | Nine Months | |
|---|---|---|---|---|---|---|---|---|
| | December 2002 | | December 2001 (unaudited) | | Change | | December 2001 | |
| | Amount | % Rev | Amount | % Rev | Amount | % | Amount | % |
| Net revenues | $ 28,799,296 | 100.0% | $ 27,859,182 | 100.0% | $ 940,115 | 3.4% | $ 21,043,917 | 100.0% |
| Cost of services | 21,221,243 | 73.7% | 20,528,923 | 73.7% | 692,320 | 3.4% | 15,401,130 | 73.2% |
| General and administrative | 2,386,998 | 8.3% | 2,210,303 | 7.9% | 176,695 | 8.0% | 1,436,452 | 6.8% |
| Depreciation and amortization | 884,608 | 3.1% | 765,237 | 2.7% | 119,371 | 15.6% | 544,259 | 2.6% |
| Uncollectible accounts | 715,511 | 2.5% | 580,376 | 2.1% | 135,135 | 23.3% | 471,562 | 2.2% |
| Operating income | $ 3,590,936 | 12.5% | $ 3,774,342 | 13.5% | $ (183,406) | -4.9% | $ 3,190,514 | 15.2% |
| Admissions | 8,895 | | 8,289 | | 606 | 7.3% | 6,068 | |
| Patient months of care | 22,865 | | 22,477 | | 389 | 1.7% | 16,371 | |
| Revenue per patient month | $ 1,260 | | $ 1,239 | | $ 20.06 | 1.6% | $ 1,285 | |

VN revenues increased 3.4% to $28.8 million in 2002 from $27.9 million in 2001. Average revenue per patient month of care increased about 1.6% over the December 2001 period as a result of mix changes and the net effect of a 5% rate increase which went into effect October 2001 and a 5.3% rate decrease which went into effect October 1, 2002. Costs of services, primarily labor and related costs, grew at approximately the same rate as revenues. Increased general and administrative and depreciation costs were incurred due to increased staffing, and continued investment in information systems. The Company generated 7% more admissions in 2002 than in 2001 while patient months of care increased about 2% due to a shorter average length of stay.

A Medicare rate decrease of approximately 5.3% went into effect October 1, 2002. As a result, revenues for the year ended December 31, 2002 were approximately $348,000 lower than they would have been if the rate cut had not been enacted. If the rate cut had been in effect for the entire year ended December 31, 2002, the Company's revenues would have been lower by approximately $718,000. Under existing law and regulation, Medicare rates will change each October 1, based on a statutory formula the intent of which is to cause reimbursement rates to reflect changes in the costs of providing services.

Effective July 1, 2002, the Commonwealth of Kentucky changed its reimbursement program for in-home health services (skilled). Prior to July 1, 2002, the services had been reimbursed on a cost-based system. Effective July 1, 2002 services are now reimbursed on a fee per unit of service basis at a rate lower than the historical reimbursement rates. The net effect of the reimbursement change was to lower VN segment operating income by approximately $98,000 in the year ended December 31, 2002.

**Nine Months Ended December 31, 2001 Compared with Unaudited Nine Months Ended December 31, 2000 and the Year Ended March 31, 2001**

| Consolidated | Nine Months Ended December 2001 | | Nine Months Ended December 2000 (unaudited) | | Change | | Year Ended March 2001 | |
|---|---|---|---|---|---|---|---|---|
| | Amount | % Rev | Amount | % Rev | Amount | % | Amount | % |
| Net revenues: | | | | | | | | |
| ADHS | $ 38,709,644 | 64.8% | $ 36,942,984 | 66.1% | $ 1,766,660 | 4.8% | $ 49,680,572 | 65.8% |
| VN | 21,043,917 | 35.2% | 18,958,949 | 33.9% | 2,084,968 | 11.0% | 25,774,214 | 34.2% |
| | $ 59,753,561 | 100.0% | $ 55,901,933 | 100.0% | $ 3,851,628 | 6.9% | $ 75,454,786 | 100.0% |
| Operating income: | | | | | | | | |
| ADHS | $ 2,928,096 | 7.6% | $ 2,683,335 | 7.3% | $ 244,761 | 9.1% | $ 3,522,306 | 7.1% |
| VN | 3,190,514 | 15.2% | (667,134) | -3.5% | 3,857,648 | NM | (83,305) | -0.3% |
| | 6,118,610 | 10.2% | 2,016,201 | 3.6% | 4,102,409 | NM | 3,439,001 | 4.6% |
| Unallocated corporate expense | 1,542,712 | 2.6% | 1,181,302 | 2.1% | 361,410 | 30.6% | 1,603,505 | 2.1% |
| | 4,575,898 | 7.7% | 834,899 | 1.5% | 3,740,999 | NM | 1,835,496 | 2.4% |
| Interest expense | 712,003 | 1.2% | 631,316 | 1.1% | 80,687 | 12.8% | 815,653 | 1.1% |
| Income taxes | 1,622,831 | 2.7% | 95,663 | 0.2% | 1,527,168 | NM | 479,305 | 0.6% |
| Income from continuing operations | $ 2,241,064 | 3.8% | $ 107,920 | 0.2% | $ 2,133,144 | NM | $ 540,538 | 0.7% |

NM = Not Meaningful

The commentary that follows explains the comparison of the nine months ended December 31, 2001 to the unaudited results for the nine months ended December 31, 2000. The explanations set forth below consider the comparisons of the percentage of revenue information shown above for the nine months ended December 31, 2001 and the year ended March 31, 2001.

The Company's net revenues for the nine months ended December 31, 2002 grew $3.9 million or 6.9% over the nine months ended December 31, 2001 primarily as a result of improved reimbursement and patient volumes in the VN segment and to a lesser extent pricing improvements in the ADHS Segment. Likewise operating income before unallocated corporate expense improved $4.1 million during the period ended December 31, 2001 primarily as a result of the Company's actions to adapt its operations to the new Medicare PPS reimbursement system which took effect on October 1, 2001. Unallocated corporate overhead increased as a result of additional expenditures in information systems, additional staff support for operational audits and communication and increased compensation expense. Refer to the segment discussions below for additional information.

The increase in interest is primarily a result of higher average outstanding debt levels associated with the Company's use of approximately $5.2 million for the repurchase of a large block of the Company's stock in March 2001, partially offset by lower interest rates in 2001.

The effective income tax rate was approximately 42% of income before income taxes in 2001 as compared to an effective income tax rate of approximately 47% in the December 2000 and March 2001 periods. The higher tax rate used in the prior periods was a result of taxable losses incurred in certain state and local jurisdictions and the establishment of a valuation allowance against the realizability of the related net operating loss carryforwards. Taxable income was generated in those jurisdictions in 2001.

**Adult Day Health Services (ADHS) Segment-Nine months Ended December 31, 2001 and 2000 (Unaudited) and the Year Ended March 31, 2001**

The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations, both of which predominantly provide long-term health care and custodial services that enable patients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and in-home personal care operations are substantially alike.

| | Nine Months Ended | | | | | | Year Ended | |
|---|---|---|---|---|---|---|---|---|
| | December 2001 | | December 2000 (unaudited) | | Change | | March 2001 | |
| | Amount | % Rev | Amount | % Rev | Amount | % | Amount | % Rev |
| Net revenues | $ 38,709,644 | 100.0% | $ 36,942,984 | 100.0% | $ 1,766,660 | 4.8% | $ 49,680,572 | 100.0% |
| Cost of services | 32,739,103 | 84.6% | 31,409,698 | 85.0% | 1,329,405 | 4.2% | 42,482,598 | 85.5% |
| General and administrative | 1,978,221 | 5.1% | 1,767,537 | 4.8% | 210,684 | 11.9% | 2,360,589 | 4.8% |
| Depreciation and amortization | 647,029 | 1.7% | 656,773 | 1.8% | (9,744) | -1.5% | 748,478 | 1.5% |
| Uncollectible accounts | 417,195 | 1.1% | 425,641 | 1.2% | (8,446) | -2.0% | 566,601 | 1.1% |
| Operating income | $ 2,928,096 | 7.6% | $ 2,683,335 | 7.3% | $ 244,761 | 9.2% | $ 3,522,306 | 7.1% |
| Admissions | 3,364 | | 3,496 | | (132) | -3.8% | 4,588 | |
| Patients months of care | 42,509 | | 41,322 | | 1,187 | 2.9% | 55,068 | |
| Patient days of care | 538,918 | | 537,397 | | 1,521 | 0.3% | 710,452 | |
| Revenue per patient day | $ 71.83 | | $ 68.74 | | $ 3.09 | 4.5% | $ 69.93 | |
| ADC in-center | | | | | | | | |
| Avg. weekday attendance | 1,244 | | 1,248 | | (4) | -0.3% | 1,231 | |
| Avg. center capacity | 1,689 | | 1,671 | | 18 | 1.1% | 1,671 | |
| Average occupancy | 73.7% | | 74.7% | | -1.0% | | 73.7% | |

ADHS revenues increased 4.8% to $38.7 million in 2001 from $36.9 million in 2000. Average revenue per day of care increased about 4.5% and 2.7% over the December 2000 and March 2001 periods, respectively, as a result of mix changes and higher reimbursement rates. The Company had one more center in operation in 2000 than in 2001. Occupancy in the adult day care centers was 73.7% of capacity in 2001 and 74.7% of capacity in 2000. Average capacity increased as the addition of new centers in Kentucky and Florida slightly more than offset the capacity closed in 2001. As of December 31, 2001, total system capacity was 1,827 guests per day. In addition to the above, net revenues for the nine months ended December 31, 2001 included a one-time, non-recurring supplemental reimbursement of $210,000 from the Maryland Medicaid program.

Cost of services as a percent of revenues decreased to 84.6% in the period ended December 2001 from 85.0% and 85.5% in the December 2000 and March 2001 periods, respectively, primarily as a result of the pricing, volume and capacity changes discussed above. General and administrative expenses were relatively unchanged between periods and increased slightly as a percent of revenues. Depreciation and amortization decreased due to certain property items reaching the end of their useful lives. Management establishes an allowance for uncollectible accounts based on its estimate of probable collection losses. The provision for uncollectible accounts was just over 1% of revenue in both nine-month periods.

During the nine months ended December 31, 2001, the Company opened three new Adult Day Care facilities: Ft. Myers FL, Bardstown KY and Ft. Thomas KY (Cincinnati metro area). These facilities generated a combined pre-tax loss of $293,000 in the December 2001 period.

**Visiting Nurse (VN) Segment-Nine months Ended December 31, 2001 and 2000 (Unaudited) and the Year Ended March 31, 2001**

The Company's VN segment provides skilled medical services in patients' homes to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 83% of the VN segment revenues come from the Medicare program and are generated on a per episode basis rather than a daily fee basis as in ADHS. During the entirety of the December 2001 period, Medicare PPS was in effect. From April 1, 2000 through September 30, 2000, Medicare's cost-based reimbursement system was in effect. For all periods after September 30, 2000, Medicare PPS was in effect.

| | Nine Months Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | December 2001 | | December 2000 (unaudited) | | Change | | Year Ended March 2001 | |
| | Amount | % Rev | Amount | % Rev | Amount | % | Amount | % |
| Net revenues | $21,043,917 | 100.0% | $ 18,958,949 | 100.0% | $ 2,084,968 | 11.0% | $ 25,774,214 | 100.0% |
| Cost of services | 15,401,130 | 73.2% | 16,876,850 | 89.0% | (1,475,720) | -8.7% | 22,004,512 | 85.4% |
| General and admininstrative | 1,436,452 | 6.8% | 1,898,306 | 10.0% | (461,854) | -24.3% | 2,672,287 | 10.4% |
| Depreciation & amortization | 544,259 | 2.6% | 443,081 | 2.3% | 101,178 | 22.8% | 664,060 | 2.6% |
| Uncollectible accounts | 471,562 | 2.2% | 407,846 | 2.2% | 63,716 | 15.6% | 516,660 | 2.0% |
| Operating income (loss) | $ 3,190,514 | 15.2% | $ (667,134) | -3.5% | $ 3,857,648 | NM | $ (83,305) | -0.3% |
| | | | | | | | | |
| Admissions | 6,068 | | 5,516 | | 552 | 10.0% | 7,737 | |
| Patient months of care | 16,371 | | 17,051 | | (680) | -4.0% | 23,157 | |
| Revenue per patient month | $ 1,285 | | $ 1,112 | | $ 173 | 15.6% | $ 1,113 | |

The VN segment's financial performance under PPS is, in part, a result of the Company's work to prepare for operation under PPS and in part due to higher reimbursement rates under PPS. As shown in the table above, the VN operations incurred losses in the December 2000 and March 2001 periods as a result of operating under the old cost-based reimbursement system for portions of each period. In the December 2001 period, the Company earned a higher rate of reimbursement and incurred lower operating costs in its VN operations than were earned and incurred, respectively, in the December 2000 and March 2001 periods. Costs of services, primarily labor and related costs, were reduced due to increased staff productivity and a reduction in the amount of unprofitable insurance and managed care cases. These reductions were accomplished in large part due to substantial investments made in information systems software employed in the operation of the segment. The Company plans to continue its efforts to refine and improve the operating efficiencies of the segment. The Company generated 10% more admissions in the nine months ended December 31, 2001 versus the nine months ended December 31, 2000 while patient months of care declined 4% due to a shorter average length of stay. Bad debt expense approximated 2% of revenues in all periods shown above based on historical collection results. Since Medicare PPS is still relatively new, this rate may differ in the future.

A Medicare rate increase of 5.3% went into effect October 1, 2001.

## *Liquidity and Capital Resources*

***Revolving Credit Facility.*** The Company has a $22.5 million credit facility with Bank One Kentucky NA with an expiration date of December 31, 2003. On February 7, 2003, the bank formally committed to an extension through June 30, 2004. The credit facility bears interest at the bank's prime rate plus a margin (ranging from 0% to 1.0%, currently 0%) dependent upon total leverage and is secured by substantially all assets and the stock of the Company's subsidiaries. The weighted average interest rates were 5.0%, 7.3% and 10.0% for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively. The interest rate in effect at December 31, 2002 was 4.25%. The Company pays a commitment fee of 0.5% per annum on the unused facility balance. Borrowings are available equal to the greater of: a) a multiple of earnings before interest, taxes, depreciation and amortization (as defined) or b) an asset based formula, primarily based on accounts receivable. Borrowings under the facility may be used for working capital, capital expenditures, acquisitions, development and growth of the business and other corporate purposes. As of December 31, 2002 the formula permitted approximately $19.3 million to be used, of which approximately $14.5 million was outstanding. Additionally, an irrevocable letter of credit, totaling $3.0 million, was outstanding in connection with the Company's self-insurance programs. Thus, a total of $17.5 million was either outstanding or committed as of December 31, 2002 while an additional $1.8 million was available for use. The Company's revolving credit facility is subject to various financial covenants. As of December 31, 2002, the Company was in compliance with the covenants. Based on current facts, the Company expects the amount available in excess of the amount outstanding under the facility through March 31, 2003 to be consistent with the amounts as of December 31, 2002.

The Company believes that this facility will be sufficient to fund its operating needs for at least the next year. Management will continue to evaluate additional capital, including possible debt and equity investments in the Company, to support a more rapid development of the business than would be possible with internal funds.

*Stock and Warrant Redemption.* In March 2001, the Company redeemed 748,501 shares of common stock and a warrant to purchase 200,000 shares of common stock (at an exercise price of $12.50 per share). The Company's cost of redemption totaled approximately $5.1 million. On August 19, 2002, the Company redeemed 210,100 shares of its common stock from a private investor at a total cost of approximately $1.5 million.

*On-Going Stock Buy Back Program.* In March 2001, following the Stock and Warrant Redemption discussed above, the Company's Board of Directors authorized up to an additional $1 million to be used to acquire shares of the Company's common stock. In April 2001, the Company initiated a stock repurchase plan in compliance with Rule 10b-18 of the Securities Exchange Act of 1934. This plan permits purchases to take place selectively from time to time in open market purchases through a broker or in privately negotiated transactions. During the year ended December 31, 2002, a total of 39,971 shares were repurchased under this program, all of which were in open market purchases. A total of $374,456 was expended on these purchases for an average acquisition cost of $9.37 per share.

## Cash Flows

Key elements to the Consolidated Statements of Cash Flows for the years ended December 31, 2002, March 31, 2001 and nine months ended December 31, 2001 were:

| **Net Change in Cash and Cash Equivalents** | **Year Ended December 31, 2002** | **Nine Months Ended December 31, 2001** | **Year Ended March 31, 2001** |
|---|---|---|---|
| Provided by (used in) | | | |
| Operating activities | $ 5,006,854 | $ 1,173,330 | $ 260,537 |
| Investing activities | (5,669,491) | (2,088,473) | (2,882,079) |
| Financing activities | (292,220) | 345,943 | 3,685,621 |
| Net increase (decrease) in cash and cash equivalents | $ (954,857) | $ (569,200) | $ 1,064,079 |

*Year Ended December 31, 2002*

Net cash provided by operating activities resulted principally from current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Substantially all the increase in accounts receivable resulted from revenue growth. Days sales outstanding were approximately 73 and 82 at December 31, 2002 and 2001, respectively. The decrease in accounts payable and accrued liabilities resulted primarily from a lower liability under the self-insured employee health program. This lower liability resulted from a) an intentional acceleration of the claims payment process and b) lower employee participation due to an increase in required employee contributions. Net cash used in investing activities resulted principally from amounts invested in the acquisition of Medlink Ohio, improvements in information systems and adult day health services expansion activities. Net cash used by financing activities resulted primarily from borrowings on the Company's credit facility, payment of capital lease and debt obligations, repurchases of common stock, and proceeds from stock option exercises.

*Nine Months Ended December 31, 2001*

Net cash provided by operating activities resulted principally from current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Substantially all the increase in accounts receivable resulted from revenue growth. Days sales outstanding were approximately 81 at both December 31, 2001 and March 31, 2001. Substantially all the decrease in accounts payable and accrued liabilities resulted from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for the VN segment which is included in the income from discontinued operations. Net cash used in investing activities resulted principally from amounts invested in adult day health services expansion activities and improvements in information systems. Net cash used by financing activities resulted primarily from borrowings on the Company's credit facility, payment of capital lease and debt obligations, repurchases of common stock, and proceeds from stock option exercises.

*Year Ended March 31, 2001*

Net cash used in operating activities resulted principally from current period income, net of changes in accounts receivable, accounts payable and accrued expenses. Substantially all the increase in accounts receivable resulted from an increase in days sales outstanding which were approximately 81 at March 31, 2001 and 70 at March 31, 2000. Accounts receivable increased primarily as a result of under-payments from the Kentucky Medicaid program. Accounts payable and accrued liabilities grew as a result of an increase in the number of days expenses outstanding due to slower payment of liabilities, partially offset by a decline in average daily expenses. Days expenses (excluding depreciation and bad debt expense) were approximately 68 at March 31, 2001 and 58 at March 31, 2000. Net cash used in investing activities resulted principally from amounts invested in adult day health services expansion activities and improvements in information systems. Net cash used by financing activities resulted primarily from borrowings on the Company's credit facility, payment of capital lease and debt obligations, repurchases of common stock, and proceeds from stock option exercises.

***Contractual Obligations***. The following table provides information about the payment dates of the Company's contractual obligations at December 31, 2002, excluding current liabilities except for the current portion of long-term debt (amounts in thousands):

| | 2003 | 2004 | 2005 | 2006 | 2007 & Later |
|---|---|---|---|---|---|
| Revolving credit facility | $ - | $ 14,482 | $ - | $ - | $ - |
| Capital lease obligations | 509 | 262 | 222 | 222 | 411 |
| Notes payable | 68 | 65 | 362 | 47 | 195 |
| Operating leases | 1,895 | 1,414 | 1,042 | 378 | 100 |
| Total | $ 2,472 | $ 16,223 | $ 1,626 | $ 647 | $ 706 |

The Company believes that a certain amount of debt has an appropriate place in its overall capital structure and it is not the Company's strategy to eliminate all debt financing. The Company believes that it will be able to refinance the revolving credit facility when it matures. Based on the Company's ability to refinance the revolving credit facility when it matures, the Company believes that its cash flow from operations will be sufficient to cover operating needs, future capital expenditure requirements and scheduled debt payments of miscellaneous small borrowing arrangements and capitalized leases. In addition, it is likely that the Company will pursue growth from acquisitions, partnerships

and other ventures that would be funded from excess cash from operations, credit available under the bank credit agreement and other financing arrangements that are normally available in the marketplace.

***Commitments and Contingencies***

***Letter of Credit.*** The Company has an outstanding letter of credit of $3.0 million at December 31, 2002, which benefits its third-party insurer/administrator for its automobile and workers' compensation self-insurance programs.

***Acquisition Agreements***. The Company currently has no obligations related to acquisition agreements. However, the Company periodically seeks acquisition candidates and may reasonably be expected to enter into acquisitions in the future.

***General and Professional Liability.*** The Company is party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. The Company carries insurance coverage for this exposure however its deductible per claim increased from $5,000 to $25,000 effective July 1, 2001. At December 31, 2002, recorded reserves for the general and professional coverage totaled approximately $177,000. The Company monitors its estimated self-insurance liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition. The Company believes that its present insurance coverage is adequate. However, due to insurance market conditions, the Company will face significant cost increases and higher deductibles upon renewal on April 1, 2003. The Company is currently contemplating alternatives including potentially accepting additional self-insurance risk in lieu of higher premium costs.

***Other Litigation***. On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding) filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin re-filed its lawsuit. The second trial took place in February 2003; however, no ruling has been issued. Estimated costs of litigation are included in accrued liabilities on the accompanying balance sheet. The Company can give no assurance that it will be successful in its defense. The Company can give no assurance that it will be successful in its defense. Accordingly, the Company is unable to predict what impact, if any, the ultimate resolution of this matter may have on its financial position or results of operations.

***Medicaid Dependence.*** The Company has a significant dependence on state Medicaid reimbursement programs. For the year ended December 31, 2002, approximately 17.0%, 13.7%, 5.9%, 5.3%, 2.9%, 2.9% and 1.1% of the Company's revenues were generated from Medicaid reimbursement programs in the states of Kentucky, Maryland, Connecticut, Ohio, Massachusetts, Florida and Indiana, respectively. The Company could also be materially impacted by unfavorable changes in reimbursement programs in these states. In March 2003, the Commonwealth of Kentucky passed a new budget. This budget is intended to constrain Medicaid spending and Kentucky's Medicaid program is currently formulating new regulations to implement the budget. Because the regulations are in the development stage, the Company is currently unable to predict what impact they may have on the Company's operations. There can be no assurance that these changes will not have a material adverse effect on the Company.

**Health Care Reform**

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted as discussed elsewhere in this document. Proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of expenditures are expected to continue. Such future changes may further impact reimbursement. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.

Federal and State legislative proposals continue to be introduced that would impose more limitations on payments to providers of health care services such as the Company. Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures.

The Company cannot predict what additional government regulations may be enacted in the future affecting its business or how existing or future laws and regulations might be interpreted, or whether the Company will be able to comply with such laws and regulations in its existing or future markets.

Refer to the sections on Reimbursement Changes and Cautionary Statements – Forward Outlook and Risks in Part I, and the notes to the accompanying financial statements and elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

**Health Insurance Portability and Accountability Act (HIPAA)**

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. The Department of Health and Human Services must adopt standards for the following:

- Electronic transactions and code sets;
- Unique identifiers for providers, employers, health plans and individuals;
- Security and electronic signatures;
- Privacy; and
- Enforcement.

Although HIPAA was intended ultimately to reduce administrative expenses and burdens faced within the health care industry, the Company believes the law will initially bring about significant and, in some cases, costly changes. The Department of Health and Human Services has released two rules to date mandating the use of new standards with respect to certain health care transactions and health information. The first rule establishes uniform standards for common health care transactions, including:

- Health care claims information;
- Plan eligibility, referral certification and authorization;
- Claims status;
- Plan enrollment and disenrollment;
- Payment and remittance advice;
- Plan premium payments; and
- Coordination of benefits.

Second, the Department of Health and Human Services has released standards relating to the privacy of individually identifiable health information. These standards not only require compliance with rules governing the use and disclosure of protected health information, but they also require the Company to impose those rules, by contract, on any business associate to whom we disclose protected information. The Department of Health and Human Services has only recently issued rules governing the security of health information.

The Department of Health and Human Services (HHS) finalized the electronic transaction standards on August 17, 2000. Payers are required to comply with the transaction standards by October 16, 2002 or October 16, 2003, depending on the size of the payer and whether the payer requests a one-year waiver. The Company has requested and received such a one-year waiver. Following compliance by its payers, the Company must comply with the transaction standards, to the extent it uses electronic data interchange. The Company expects to be able to comply with the new standards as the payors implement them. The Department of Health and Human Services issued the privacy standards on December 28, 2000, and, after certain delays, they became effective on April 14, 2001, with a compliance date of April 14, 2003. Once the Department of Health and Human Services has issued the security regulations in final form, affected parties will have approximately two years to be fully compliant. Sanctions for failing to comply with the HIPAA provisions related to health information practices include criminal and civil penalties.

Management is in the process of implementing changes in its operations to comply with the privacy and electronic transaction and code sets aspects of HIPAA and anticipates that the Company will be able to fully and timely comply with those requirements. The cost of complying with privacy standards is not expected to have a material effect on the Company's results of operations or financial position. Independent of HIPAA requirements, the Company has been developing new information systems with improved functionality to facilitate improved billing and collection activities, reduced administrative costs and improved management decision support information. The Company has incorporated the HIPAA mandated electronic transaction and code sets into this new software.

Regulations with regard to the security components of HIPAA, have only recently been published. Those regulations are required to be implemented by April 2005. Management cannot at this time estimate the cost of compliance with the security regulations.

**Impact of Inflation**

Management does not believe that inflation has had a material effect on income during the past several years.

## ITEM 7a. Quantitative and Qualitative Disclosures About Market Risk

### *Derivative Instruments*

The Company does not use derivative instruments.

### *Market Risk of Financial Instruments*

The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates.

At December 31, 2002, a hypothetical 100 basis point increase in short-term interest rates would result in a reduction of approximately $144,000 in annual pre-tax earnings.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### *ALMOST FAMILY, INC.* AND SUBSIDIARIES
### CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 | Year Ended December 31, 2001 (unaudited) |
|---|---|---|---|---|
| Net revenues | $ 85,769,537 | $ 59,753,561 | $ 75,454,786 | $ 79,306,414 |
| Cost of sales and services | 70,589,552 | 48,140,233 | 64,487,110 | 64,341,701 |
| General and administrative expenses | 7,580,281 | 4,878,469 | 6,520,432 | 6,697,630 |
| Cost of restatement | 815,794 | - | - | - |
| Depreciation and amortization expense | 2,176,844 | 1,270,204 | 1,528,487 | 1,552,187 |
| Provision for uncollectible accounts | 1,660,748 | 888,757 | 1,083,261 | 1,138,531 |
| Income from continuing operations before other Income (expense) and income taxes | 2,946,318 | 4,575,898 | 1,835,496 | 5,576,365 |
| Other income (expense): | | | | |
| Interest expense | (813,555) | (712,003) | (815,653) | (896,339) |
| Income from continuing operations before income taxes | 2,132,763 | 3,863,895 | 1,019,843 | 4,680,026 |
| Provision for income taxes | 787,850 | 1,622,831 | 479,305 | 2,006,474 |
| Income from continuing operations | 1,344,913 | 2,241,064 | 540,538 | 2,673,552 |
| Income from discontinued operations: | | | | |
| Reclassification of VN operating losses previously provided, net of income taxes of $451,844 | - | - | 737,220 | - |
| Gain from reversal of previously recorded disposal charge, net of income taxes of $695,000 | - | 1,087,350 | - | 1,087,350 |
| Net income | $ 1,344,913 | $ 3,328,414 | $ 1,277,758 | $ 3,760,902 |
| Per share amounts-Basic: | | | | |
| Average shares outstanding | 2,416,224 | 2,478,000 | 3,145,511 | 2,646,177 |
| Income from continuing operations | $ 0.56 | $ 0.90 | $ 0.17 | $ 1.01 |
| Income from discontinued operations: | | | | |
| Reclassification of VN operating losses previously provided, net of income taxes | - | - | 0.23 | - |
| Gain from reversal of previously recorded disposal charge, net of income taxes | - | 0.44 | - | 0.41 |
| Net income | $ 0.56 | $ 1.34 | $ 0.40 | $ 1.42 |
| Per share amounts-Diluted: | | | | |
| Average shares outstanding | 2,719,809 | 2,909,285 | 3,306,682 | 3,077,462 |
| Income from continuing operations | $ 0.49 | $ 0.77 | $ 0.16 | $ 0.87 |
| Income from discontinued operations: | | | | |
| Reclassification of VN operating losses previously provided, net of income taxes | - | - | 0.22 | - |
| Gain from reversal of previously recorded disposal charge, net of income taxes | - | 0.37 | - | 0.35 |
| Net income | $ 0.49 | $ 1.14 | $ 0.38 | $ 1.22 |

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

## *ALMOST FAMILY, INC.* AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| **ASSETS** | **December 31, 2002** | **December 31, 2001** |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 973,534 | $ 1,928,391 |
| Accounts receivable – net | 17,118,539 | 17,896,966 |
| Prepaid expenses and other current assets | 602,759 | 1,021,417 |
| Deferred tax assets | 1,396,306 | 1,764,281 |
| TOTAL CURRENT ASSETS | 20,091,138 | 22,611,055 |
| PROPERTY AND EQUIPMENT – NET | 9,149,782 | 8,113,938 |
| COST IN EXCESS OF NET ASSETS ACQUIRED – NET | 6,335,783 | 3,783,448 |
| DEFERRED TAX ASSETS | 212,914 | 143,662 |
| OTHER ASSETS | 1,010,406 | 1,224,546 |
| | $ 36,800,023 | $ 35,876,649 |

| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued liabilities | $ 9,272,300 | $ 10,309,546 |
| Current portion - capital leases and term debt | 352,452 | 338,402 |
| | 9,624,752 | 10,647,948 |
| LONG-TERM LIABILITIES: | | |
| Revolving credit facility | 14,482,237 | 12,586,532 |
| Capital leases | 882,809 | 837,934 |
| Mortgage and acquisition notes payable | 560,118 | 352,687 |
| Other liabilities | 1,146,023 | 1,070,137 |
| TOTAL LONG-TERM LIABILITIES | 17,071,187 | 14,847,290 |
| TOTAL LIABILITIES | 26,695,939 | 25,495,238 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY: | | |
| Common stock, par value $0.10; authorized 10,000,000 shares; 3,369,674 and 3,317,874 issued and outstanding, respectively | 336,970 | 331,790 |
| Treasury stock, at cost, 1,087,383 and 837,312 shares, respectively | (7,706,152) | (5,783,597) |
| Additional paid-in capital | 26,335,863 | 26,040,728 |
| Accumulated deficit | (8,862,597) | (10,207,510) |
| TOTAL STOCKHOLDERS' EQUITY | 10,104,084 | 10,381,411 |
| | $ 36,800,023 | $ 35,876,649 |

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

## *ALMOST FAMILY, INC.* AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | | Treasury Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Equity |
| **Balance, March 31, 2000** | 3,151,163 | $ 315,119 | 10,000 | $ (95,975) | $25,384,270 | $ (14,813,682) | $ 10,789,732 |
| Options Exercised | 138,811 | 13,881 | | | 347,456 | | 361,337 |
| Repurchased Shares | | | 769,912 | (5,170,944) | | | (5,170,944) |
| Net income | | | | | | 1,277,758 | 1,277,758 |
| **Balance, March 31, 2001** | 3,289,974 | 329,000 | 779,912 | (5,266,919) | 25,731,726 | (13,535,924) | 7,257,883 |
| Options Exercised | 27,900 | 2,790 | | | 77,973 | | 80,763 |
| Repurchased Shares | | | 57,400 | (516,678) | | | (516,678) |
| Tax benefit from exercise of non-qualified stock options | | | | | 231,029 | | 231,029 |
| Net Income | | | | | | 3,328,414 | 3,328,414 |
| **Balance, December 31, 2001** | 3,317,874 | 331,790 | 837,312 | (5,783,597) | 26,040,728 | (10,207,510) | 10,381,411 |
| Options Exercised | 51,800 | 5,180 | | | 136,927 | | 142,107 |
| Repurchased Shares | | | 250,071 | (1,922,555) | | | (1,922,555) |
| Tax benefit from exercise of non-qualified stock options | | | | | 158,208 | | 158,208 |
| Net Income | | | | | | 1,344,913 | 1,344,913 |
| **Balance, December 31, 2002** | 3,369,674 | $ 336,970 | 1,087,383 | $ (7,706,152) | $ 26,335,863 | $ (8,862,597) | $ 10,104,084 |

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

## *ALMOST FAMILY, INC.* AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 1,344,913 | $ 3,328,414 | $ 1,277,758 |
| Less income from discontinued operations | - | 1,087,350 | 737,220 |
| Income from continuing operations | 1,344,913 | 2,241,064 | 540,538 |
| Adjustments to reconcile income from continuing operations to net cash provided by operating activities: | | | |
| Depreciation and amortization | 2,176,844 | 1,270,204 | 1,528,487 |
| Provision for uncollectible accounts | 1,660,748 | 888,757 | 1,083,262 |
| Deferred income taxes | 456,930 | 1,027,291 | 125,239 |
| | 5,639,435 | 5,427,316 | 3,277,526 |
| Change in certain net assets, net of the effects of acquisitions and dispositions: | | | |
| (Increase) decrease in: | | | |
| Accounts receivable | (183,865) | (2,060,042) | (2,650,703) |
| Prepaid expenses and other current assets | 337,406 | (144,372) | (991,118) |
| Other assets | 214,141 | (370,830) | (84,340) |
| Increase (decrease) in: | | | |
| Accounts payable and accrued expenses | (1,076,149) | (1,977,800) | 986,547 |
| Other liabilities | 75,886 | 299,058 | (277,375) |
| Net cash provided by operating activities | 5,006,854 | 1,173,330 | 260,537 |
| Cash flows from investing activities: | | | |
| Capital expenditures | (2,738,779) | (2,088,473) | (2,836,709) |
| Acquisitions, net of cash acquired | (2,930,712) | - | (45,370) |
| Net cash used in provided by investing activities | (5,669,491) | (2,088,473) | (2,882,079) |
| Cash flows from financing activities: | | | |
| Net revolving credit facility borrowings | 1,895,705 | 795,894 | 8,633,013 |
| Repurchase of common shares | (1,922,555) | (516,678) | (5,170,944) |
| Proceeds from stock option exercises | 142,107 | 311,792 | 361,337 |
| Principal payments on debt and capital leases | (407,477) | (245,065) | (137,785) |
| Net cash provided by (used in) financing activities | (292,220) | 345,943 | 3,685,621 |
| Net (decrease) increase in cash and cash equivalents | (954,857) | (569,200) | 1,064,079 |
| Cash and cash equivalents at beginning of period | 1,928,391 | 2,497,591 | 1,433,512 |
| Cash and cash equivalents at end of period | $ 973,534 | $ 1,928,391 | $ 2,497,591 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash payment of interest, net of amounts capitalized | $ 822,000 | $ 653,000 | $ 829,000 |
| Cash payment of taxes | $ 465,000 | $ 1,412,000 | $ 706,000 |
| **Summary of non-cash investing activities:** | | | |
| Capital expenditures financed under capital leases | $ 373,833 | $ 841,961 | $ 611,456 |
| Acquisition note payable | $ 300,000 | $ - | $ - |

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of *Almost Family, Inc.* (a Delaware corporation) and its wholly-owned subsidiaries (collectively "*Almost Family*" or the "Company"). The Company provides alternatives for seniors and other adults with special needs and their families who wish to avoid nursing home placement as long as possible and remain independent, through its network of adult day care centers and ancillary services. The Company also operates a chain of Medicare-certified home health agencies under the trade name "*Caretenders™*". The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. All material intercompany transactions and accounts have been eliminated in consolidation.

### DECISION TO RETAIN VN OPERATIONS

As reported in the Company's Form 10-K for the nine months ended December 31, 2001, the Company in September 2001 terminated its previously adopted plan of disposition for its Visiting Nurse (VN) operations. This decision followed a period of extensive analysis and evaluation of numerous alternatives for the business unit. In the Board's judgment, given the significant external and internal changes that have taken place with regard to the future prospects of the VN segment, retaining the VN segment was the best option available to maximize shareholder value. In the accompanying financial statements, the Company, in accordance with applicable accounting rules, terminated the use of discontinued operations accounting treatment for the VN segment. VN segment results are now reported as an on-going part of the continuing operations of the Company for all periods presented.

As a result of the decision to retain its VN segment, the Company recorded, in the nine months ended December 31, 2001, a one-time after-tax gain of approximately $1.1 million, or $0.37 per diluted share, resulting from the reversal of the remainder of accounting reserves originally recorded at the time discontinued operations accounting treatment was adopted for this segment.

### CHANGE IN FISCAL YEAR END

Also in September 2001, the Company changed its fiscal year end from March 31 to December 31 effective December 31, 2001. Pursuant to the Securities Exchange Act of 1934, the accompanying financial statements included herein present information for the year ended December 31, 2002, the nine months ended December 31, 2001 and for the year ended March 31, 2001 .

### CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Uninsured deposits at December 31, 2002, and December 31, 2001 were approximately $973,000 and $1.9 million, respectively. These amounts have been deposited with national financial institutions.

## PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives. The estimated useful lives of depreciable assets are as follows:

| | Estimated Useful Life |
|---|---|
| Buildings and improvements | 30 |
| Leasehold improvements | 3-10 |
| Medical equipment | 2-10 |
| Office and other equipment | 3-10 |
| Transportation equipment | 3-5 |
| Internally generated software | 3 |

## COST IN EXCESS OF NET ASSETS ACQUIRED

The cost in excess of fair value of net assets acquired is stated at cost. Subsequent to its acquisitions, the Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company utilizes appropriate methods in measuring whether or not the goodwill is recoverable.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These statements established new accounting and reporting standards for business combinations and associated goodwill and intangible assets. SFAS 141 eliminated the pooling of interest method of accounting and amortization of goodwill for business combinations initiated after June 30, 2001. SFAS 142, adopted by the Company January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives can no longer be amortized, but instead must be tested for impairment at least annually. The Company has completed the required initial and annual tests for impairment and concluded that no impairment currently exists. If the Company had accounted for its goodwill under SFAS No. 142 for all periods presented, the Company's net income and income per share would have been as follows:

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2002 | Year Ended March 31, 2001 |
|---|---|---|---|
| Net income as reported | $ 1,344,913 | $ 3,328,414 | $ 1,277,758 |
| Add back: | | | |
| Goodwill amortization, net of tax | - | 65,540 | 79,500 |
| Adjusted net income | $ 1,344,913 | $ 3,393,954 | $ 1,357,258 |
| Basic earnings per share: | | | |
| Net income as reported | $ 0.56 | $ 1.34 | $ 0.40 |
| Add back: | | | |
| Goodwill amortization, net of tax | - | 0.03 | 0.03 |
| Adjusted net income | $ 0.56 | $ 1.37 | $ 0.43 |
| Diluted earnings per share: | | | |
| Net income as reported | $ 0.49 | $ 1.14 | $ 0.38 |
| Add back: | | | |
| Goodwill amortization, net of tax | - | 0.03 | 0.03 |
| Adjusted net income | $ 0.49 | $ 1.17 | $ 0.41 |

The following table sets forth changes in the Company's goodwill for the fiscal year ended December 31, 2002. All transactions occurred in the ADHS segment:

| | |
|---|---|
| Balance at January 1, 2002 | $3,783,448 |
| Goodwill acquired (Note 11) | 2,552,335 |
| Balance as of December 31, 2002 | $6,335,783 |

Accumulated goodwill amortization at December 31, 2001 was approximately $2 million.

## LONG-LIVED ASSETS

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions for APB Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 on January 1, 2002 and there was no effect on the financial position and results of operations of the Company during the year ended December 31, 2002.

## CAPITALIZATION POLICIES

Maintenance, repairs and minor replacements are charged to expense as incurred. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is recognized in income.

Construction costs incurred to ready a project for its intended use are capitalized for major development projects and are amortized over the lives of the related assets. Consistent with AICPA Statement of Position 98-1, the Company capitalizes the cost of internally generated computer software developed for the Company's own use. Software development costs of $1,381,280, $911,001 and $1,217,448 were capitalized in the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively. Capitalized software costs for the year ended December 31, 2002 included $26,520 of capitalized interest expense. Capitalized software development costs are amortized over a three-year period following the initial implementation of the software.

## NET REVENUES

The Company is paid for its services primarily by Federal and state third-party reimbursement programs, commercial insurance companies, and patients. Revenues are recorded at established rates in the period during which the services are rendered. Appropriate allowances to give recognition to third party payment arrangements are recorded when the services are rendered.

Approximately 4.8%, 9.9%, and 22.3% of net revenues for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively, were derived under Federal and state third-party cost-based reimbursement programs. These revenues were based on cost reimbursement principles and are subject to examination and retroactive adjustment by agencies administering the programs. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is a least a reasonable possibility that recorded estimates could change by material amounts in the near term. Management continuously evaluates the outcome of these reimbursement examinations and provides allowances for losses based upon the best available information. In the opinion of management, adjustments, if any, would not be material to the financial position or the results of operations of the Company.

The Company has a significant dependence on state Medicaid reimbursement programs. The Company could be materially impacted by unfavorable changes in reimbursement programs in the states in which it operates. In March 2003, the Commonwealth of Kentucky passed a new budget. This budget is intended to constrain Medicaid spending and Kentucky's Medicaid program is currently formulating new regulations to implement the budget. Because the regulations are in the development stage, the Company is currently unable to predict what impact they may have on the Company's operations. It is possible that these future changes may have a material adverse effect on the Company.

The following table sets forth the percent of the Company's revenues generated from Medicare, state Medicaid programs and other payors:

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|---|
| Medicare | 29.7% | 29.2% | 28.5% |
| Medicaid & other government programs: | | | |
| Kentucky | 17.0% | 17.1% | 14.9% |
| Maryland | 13.7% | 16.0% | 16.5% |
| Connecticut | 5.9% | 6.3% | 5.8% |
| Ohio | 5.3% | 3.7% | 2.5% |
| Massachusetts | 2.9% | 2.9% | 3.2% |
| Florida | 2.9% | 1.9% | 0.4% |
| Indiana | 1.1% | 3.6% | 3.6% |
| subtotal | 48.8% | 51.5% | 46.9% |
| All other payers | 21.5% | 19.3% | 24.6% |
| Total | 100.0% | 100.0% | 100.0% |

Concentrations in the Company's accounts receivable were as follows:

| | As of December 31, 2002 | | As of December 31, 2001 | |
|---|---|---|---|---|
| | Amount | Percent | Amount | Percent |
| Medicare | $ 4,845,084 | 24.9% | $6,677,227 | 32.9% |
| Medicaid & other government programs: | | | | |
| Kentucky | 5,211,503 | 26.8% | 4,179,934 | 20.6% |
| Maryland | 847,290 | 4.4% | 1,083,617 | 5.3% |
| Connecticut | 1,125,538 | 5.8% | 994,571 | 4.9% |
| Ohio | 1,904,768 | 9.8% | 557,773 | 2.7% |
| Massachusetts | 677,862 | 3.5% | 839,130 | 4.1% |
| Florida | 429,567 | 2.2% | 518,191 | 2.6% |
| Indiana | 984,321 | 5.1% | 782,215 | 3.9% |
| subtotal | 11,180,849 | 57.6% | 8,955,431 | 44.1% |
| All other payers | 3,401,962 | 17.5% | 4,684,560 | 23.0% |
| subtotal | 19,427,895 | 100.0% | 20,317,218 | 100.0% |
| Allowance for uncollectible accounts | (2,309,356) | | (2,420,252) | |
| | $ 17,118,539 | | $17,896,966 | |

At December 31, 2002 and 2001, the Company had approximately $4,491,000 and $7,615,000 of net receivables outstanding specifically related to filed or estimated cost reports. Of these amounts, approximately $2,271,000 and $4,014,000, respectively, were due from the Kentucky Medicaid program.

The ability of payors to meet their obligations depends upon their financial stability, future legislation and regulatory actions. The Company does not believe there are any significant credit risks associated with receivables from Federal and state third-party reimbursement programs. The allowance for doubtful accounts principally consists of management's estimate of amounts that may prove uncollectible for coverage, eligibility and technical reasons.

## NET INCOME PER SHARE

Net income per share is presented as a unit of basic shares outstanding and diluted shares outstanding. Diluted shares outstanding is computed based on the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares result from dilutive stock options and warrants. The following table is a reconciliation of basic to diluted shares used in the earnings per share calculation:

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|---|
| Basic weighted average outstanding shares | 2,416,224 | 2,478,000 | 3,145,511 |
| Add-common equivalent shares representing shares issuable upon exercise of dilutive options | 303,585 | 431,285 | 161,171 |
| Diluted weighted average number of shares at year end | 2,719,809 | 2,909,285 | 3,306,682 |

## USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Refer also to "NET REVENUES" above and to Note 2 -- "HEALTHCARE REFORM LEGISLATION, REGULATIONS AND MARKET CONDITIONS".

## FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, payables and debt instruments. The book values of cash, accounts receivable and payables are considered representative of their respective fair values. The fair value of the Company's debt instruments approximates their carrying values as substantially all of such debt has rates which fluctuate with changes in market rates.

## STOCK-BASED COMPENSATION

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. In 1995, Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123) was issued and, if fully adopted, changes the method of recognition of costs on plans similar to the Company's. The Company adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the Company's stock option grants since options granted have been at exercise prices at lease equal to fair value of the Company's common stock at the grant date. Had compensation cost for the stock option grants been determined based upon the fair value at the grant date for the awards in the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001 consistent with the provisions of SFAS 123, the effect on net income and earnings per share would have been reduced to the following pro forma amounts:

| | Year Ended December 31, 2002 | | Nine Months Ended December 31, 2001 | | Year Ended March 31, 2001 | |
|---|---|---|---|---|---|---|
| Net income, as reported: | $ | 1,344,913 | $ | 3,328,414 | $ | 1,277,758 |
| Pro forma stock-based compensation expense, net of tax | | 67,722 | | 60,959 | | 67,643 |
| Pro forma net income | $ | 1,277,191 | $ | 3,267,455 | $ | 1,210,115 |
| Pro forma earnings per share: | | | | | | |
| Basic | $ | 0.53 | $ | 1.32 | $ | 0.38 |
| Diluted | $ | 0.47 | $ | 1.12 | $ | 0.37 |

## ADVERTISING COSTS

The Company expenses the costs of advertising as incurred. Advertising expense was $146,218, $193,280 and $208,314 for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively.

## NEW ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," (SFAS 146) which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. A commitment to an exit or disposal plan no longer will be sufficient basis for recording a liability for those activities. The adoption of SFAS 146 in 2003 is not expected to have an immediate impact on the Company's financial condition or results of operations, however, should Company have future exit or disposal activities, SFAS 146 would apply to the accounting for those activities.

## NOTE 2 - HEALTHCARE REFORM LEGISLATION, REGULATIONS AND MARKET CONDITIONS

## HEALTH CARE REFORM

The health care industry has experienced, and is expected to continue to experience, extensive and dynamic change. In addition to economic forces and regulatory influences, continuing political debate is subjecting the health care industry to significant reform. Health care reforms have been enacted and proposals for additional changes are continuously formulated by departments of the Federal government, Congress, and state legislatures.

Government officials can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payors. Legislative changes to "balance the budget" and slow the annual rate of growth of expenditures are expected to continue. Such future changes may further impact reimbursement. There can be no assurance that future legislation or regulatory changes will not have a material adverse effect on the operations of the Company.

State legislative proposals continue to be introduced that would impose more limitations on payments to providers of health care services such as the Company. Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures.

The Company cannot predict what additional government regulations may be enacted in the future affecting its business or how existing or future laws and regulations might be interpreted, or whether the Company will be able to comply with such laws and regulations in its existing or future markets.

## Health Insurance Portability and Accountability Act (HIPAA)

The Health Insurance Portability and Accountability Act (HIPAA) was enacted by the Federal government on August 12, 1996, and requires organizations to adhere to certain standards to protect data integrity, confidentiality and availability. HIPAA also mandates, among other things, that the Department of Health and Human Services adopt standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. Management is in the process of implementing changes in its operations to comply with the privacy and electronic transaction and code sets aspects of HIPAA and anticipates that the Company will be able to fully and timely comply with those requirements. The cost of complying with privacy standards is not expected to have a material effect on the Company's results of operations or financial position. Independent of HIPAA requirements, the Company has been developing new information systems with improved functionality to facilitate improved billing and collection activities, reduced administrative costs and improved management decision support information. The Company has incorporated the HIPAA mandated electronic transaction and code sets into this new software.

Regulations with regard to the security components of HIPAA, have only recently been published. Those regulations are required to be implemented by April 2005. Management cannot at this time estimate the cost of compliance with the security regulations.

## NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued expenses consist of the following:

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Trade payables | $ 2,711,970 | $ 3,106,033 |
| Wages and employee benefits | 2,308,313 | 2,086,971 |
| Insurance accruals | 2,781,557 | 3,582,595 |
| Accrued taxes | 895,740 | 962,637 |
| Accrued professional fees and other | 574,720 | 571,310 |
| | $ 9,272,300 | $ 10,309,546 |

## NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment, including equipment under capital leases, consist of the following:

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Land | $ 450,000 | $ 450,000 |
| Buildings and improvements | 1,463,603 | 1,460,092 |
| Leasehold improvements | 4,740,948 | 4,596,628 |
| Medical equipment | 660,729 | 603,568 |
| Computer equipment and software | 8,119,040 | 6,134,926 |
| Office and other equipment | 2,878,420 | 2,566,738 |
| Transportation equipment | 3,433,934 | 2,988,972 |
| | 21,746,674 | 18,800,924 |
| Less accumulated depreciation | (12,596,892) | (10,686,986) |
| | $ 9,149,782 | $ 8,113,938 |

Depreciation expense (including depreciation on assets held under capital leases) was $2,069,319, $1,117,621 and $1,404,720 for the year ended December 31, 2002, the nine months ended December 31, 2002 and the year ended March 31, 2001, respectively.

## NOTE 5 - REVOLVING CREDIT FACILITY

*Revolving Credit Facility.* The Company has a $22.5 million credit facility with Bank One Kentucky NA with an expiration date of December 31, 2003. On February 7, 2003, the bank formally committed to an extension through June 30, 2004. The credit facility bears interest at the bank's prime rate plus a margin (ranging from 0% to 1.0%, currently 0%) dependent upon total leverage and is secured by substantially all assets and the stock of the Company's subsidiaries. The weighted average interest rates were 5.0%, 7.3% and 10.0% for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively. The interest rate in effect at December 31, 2002 was 4.25%. The Company pays a commitment fee of 0.5% per annum on the unused facility balance. Borrowings are available equal to the greater of: a) a multiple of earnings before interest, taxes, depreciation and amortization (as defined) or, b) an asset based formula, primarily based on accounts receivable. Borrowings under the facility may be used for working capital, capital expenditures, acquisitions, development and growth of the business and other corporate purposes. As of December 31, 2002 the formula permitted approximately $19.3 million to be used of which approximately $14.5 million was outstanding. Additionally, an irrevocable letter of credit, totaling $3.0 million, was outstanding in connection with the Company's self- insurance programs. Thus, a total of $17.5 million was either outstanding or committed as of December 31, 2002 while an additional $1.8 million was available for use. The Company's revolving credit facility is subject to various financial covenants. As of December 31, 2002, the Company was in compliance with the covenants.

## NOTE 6 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the Company's book and tax bases of assets and liabilities and tax carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal tax carryforwards and temporary differences were as follows:

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Deferred tax assets | | |
| Nondeductible reserves and allowances | $ 664,000 | $ 506,000 |
| Intangibles | 1,488,000 | 1,419,000 |
| Insurance accruals | 811,000 | 1,005,000 |
| Net operating loss carryforwards | 768,000 | 1,058,000 |
| | 3,731,000 | 3,988,000 |
| Valuation allowance | (701,000) | (1,058,000) |
| | 3,030,000 | 2,930,000 |
| Deferred tax liabilities | | |
| Accelerated depreciation | (1,421,000) | (1,022,000) |
| Net deferred tax assets | $ 1,609,000 | $ 1,908,000 |
| Deferred tax assets are reflected in the accompanying balance sheets as: | | |
| Current | $ 1,396,000 | $ 1,764,000 |
| Long-term | 213,000 | 144,000 |
| Net deferred tax assets | $ 1,609,000 | $ 1,908,000 |

The Company has state and local net operating loss carryforwards of approximately $16.7 million which expire on various dates through 2016.

Provision (benefit) for income taxes consists of the following:

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|---|
| Federal - current | $ (234,000) | $ 895,000 | $ 750,000 |
| State and local - current | 43,000 | 254,000 | 173,000 |
| Deferred | 979,000 | 1,169,000 | 8,000 |
| | $ 788,000 | $ 2,318,000 | $ 931,000 |
| Shown in the accompanying statements of income as: | | | |
| Continuing operations | $ 788,000 | $ 1,623,000 | $ 479,000 |
| Discontinued operations: | | | |
| From reclassification of VN operating losses previously provided | - | - | 452,000 |
| Gain from reversal of previously recorded disposal charge | - | 695,000 | - |
| | $ 788,000 | $ 2,318,000 | $ 931,000 |

A reconciliation of the statutory to the effective rate of the Company (for continuing operations only) is as follows:

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|---|
| Tax provision using statutory rate | 34.0% | 34.0% | 34.0% |
| Goodwill | -% | 0.6% | 1.1% |
| Valuation allowance | (3.4%) | (1.2%) | 10.6% |
| State and local taxes, net of Federal benefit | 5.0% | 6.4% | (3.6%) |
| Other, net | 1.4% | 2.2% | 4.9% |
| Tax provision for continuing operations | 37.0% | 42.0% | 47.0% |

The Company has provided a valuation allowance against certain net deferred tax assets based upon management's estimation of realizability of those assets through future taxable income. This valuation was based in large part on the Company's history of generating operating income or losses in individual tax locales and expectations for the future. The Company's ability to generate the expected amounts of taxable income from future operations to realize its recorded net deferred tax assets is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. There can be no assurances that the Company will meet its expectations of future taxable income. However, management has considered the above factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to realize the net deferred tax assets as of December 31, 2002.

During the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, based on changes in facts and circumstances, favorable changes occurred in the Company's expectations with regard to the generation of future taxable income in certain tax jurisdictions. Accordingly, the state and local tax provision for these periods include a reduction of previously recorded valuation allowances of approximately $73,000, $47,000 and $131,000, respectively.

## NOTE 7 – STOCKHOLDERS' EQUITY

### Employee Stock Option Plans

The Company has the following stock option plans:

1. The Company has a Nonqualified Stock Option Plan which provides for the granting of options to key employees, officers, and directors, to purchase up to 220,000 shares of the Company's common stock. The period of time for granting options under this plan has expired. As of December 31, 2002, options for 40,500 shares were outstanding under this plan.

2. The Company has a 1991 Long-term Incentive Nonqualified Stock Option Plan which provides for options to purchase up to 500,000 shares of the Company's common stock to key employees, officers, and directors. The period of time for granting options under this plan has expired. As of December 31, 2002, options for 420,193 shares were outstanding under this plan.

3. The Company has a 1993 Stock Option Plan for Non-employee Directors which provides options to purchase up to 120,000 shares of the Company's common stock to directors who are not employees. Each newly elected director or any director who did not possess options to purchase 10,000 shares of the Company's common stock were automatically granted options to purchase 10,000 shares of common stock under this plan at an exercise price based on the market price as of the date of grant. As of December 31, 2002, all option shares available under this plan have been granted and options for 93,500 shares were outstanding under this plan.

4. The Company has a 2000 Stock Option Plan which provides for options to purchase up to 500,000 shares of the Company's common stock to key employees and officers. The Board of Directors determines the amount and terms of the options, which cannot exceed ten years. As of December 31, 2002, options for 74,007 shares had been granted and were outstanding under this plan. Shares available for future grant amount to 425,993 shares at December 31, 2002.

Changes in qualified options, non-qualified options, and supplemental non-qualified options and warrants outstanding are summarized as follows:

| | Warrants | | Options | |
|---|---|---|---|---|
| | Shares | Wtd. Avg Ex. Price | Shares | Wtd. Avg Ex. Price |
| March 31, 2000 | 200,000 | $ 12.50 | 590,211 | $ 2.49 |
| Granted | - | | 261,000 | $ 4.24 |
| Exercised | - | | (138,811) | $ 2.60 |
| Acquired | (200,000) | $ 12.50 | - | |
| Terminated | | | (19,500) | $ 3.06 |
| March 31, 2001 | - | | 692,900 | $ 3.11 |
| Granted | - | | 10,000 | $ 8.75 |
| Exercised | - | | (27,900) | $ 2.60 |
| Terminated | - | | (7,500) | $ 4.25 |
| December 31, 2001 | - | | 667,500 | $ 3.06 |
| Granted | - | | 12,500 | $ 10.51 |
| Exercised | - | | (51,800) | $ 2.80 |
| Terminated | - | | - | $ - |
| December 31, 2002 | - | | 628,200 | $ 3.38 |

The following table details exercisable options and related information:

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|---|
| Exercisable at end of year | 493,325 | 425,250 | 433,775 |
| Weighted average exercise price | $ 2.98 | $ 2.76 | $ 2.53 |
| Weighted average fair value of options granted during the year | $ 0.69 | $ 0.68 | $ 0.71 |

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for awards in the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively: risk-free interest rates of 5.72%, 5.40% and 6.18%, expected volatility of approximately 50%, 50% and 50%, expected lives of 9.30, 9.57 and 9.59 years and no expected dividend yields.

The following table summarizes information about stock options outstanding at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Ex. Price | Outstanding As of December 31, 2002 | Wtd. Avg. Remaining Contractual Life | Wt. Avg. Ex. Price | Exercisable As of December 31, 2002 | Wt. Avg. Ex. Price |
| $2.19-2.50 | 187,500 | 6.19 | $2.19 | 187,500 | $2.19 |
| $2.50 - 3.00 | 186,200 | 3.31 | $3.16 | 176,075 | $2.77 |
| Over $3.00 | 254,500 | 8.11 | $4.41 | 129,750 | $4.40 |
| $2.19 – $10.59 | 628,200 | 6.11 | $3.38 | 493,325 | $2.98 |

***Shareholders Rights Plan***

On February 1, 1999 the Company implemented a shareholder protection rights plan. One right was distributed as a dividend on each share of common stock of the Company held of record as of the close of business on February 16, 1999. Subject to the terms and conditions of the plan, the rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer upon consummation of which, such person or group would beneficially own 20% or more of the common stock of the Company. If the rights are triggered, then each right not owned by the acquiring person or group entitles its holder to purchase shares of Company common stock at the right's current exercise price, having a value of twice the right's exercise price. The Company may redeem the rights at any time until the close of business on the tenth business day following an announcement by the Company that an acquiring person or group has become the beneficial owner of 20% or more of the Company's common stock.

***Directors Deferred Compensation Plan***

The Company has a Non-Employee Directors Deferred Compensation Plan which allows Directors to elect to receive fees for Board services in the form of shares of the Company's common stock. The Plan authorized 100,000 shares for such use. As of December 31, 2002, 41,100 shares have been allocated in deferred accounts, 11,356 have been issued to previous Directors and 47,544 remain available for future allocation. Allocated shares are to be issued to Directors when they cease to be Directors or upon a change in control. Directors' fees are expensed as incurred whether paid in cash or deferred into the Plan.

## NOTE 8 – RETIREMENT PLANS

The Company administers a 401 (k) defined contribution retirement plan for the benefit of the majority of its employees, who have completed 90 days of service and been credited with 1,000 hours of service as defined by the plan agreement. The Company matches contributions in an amount equal to one-quarter of the first 10% of each participant's contribution to the plan. 401 (k) assets are held by an independent trustee, are not assets of the Company, and accordingly are not reflected in the Company's balance sheets. Additionally, the Company administers a "rabbi trust" Executive Retirement Plan (ERP) for highly-compensated employees who, under IRS rules, are not eligible to participate in the 401 (k) plan. The Company matches contributions in an amount equal to one-quarter of the first 10% of each participant's contribution to the plan. ERP assets are assets of the Company until distributed to the employees following retirement or termination of employment. Employees with assets in the ERP are general creditors of the Company. Accordingly, as of December 31, 2002, ERP assets of approximately $762,000 and liabilities of $916,000 are reflected in the Company's balance sheets. The Company's expense for both retirement plans was approximately $83,000, $102,000 and $169,000 for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively. In February 2003, the ERP was terminated and amounts due to participants were paid out at the time of termination.

## NOTE 9 - COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Company leases certain real estate, office space, vehicles and equipment under non-cancelable operating leases expiring at various dates through 2008 and which contain various renewal and escalation clauses. Rent expense amounted to approximately $4,094,986, $2,982,784 and $4,165,406 for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively. At December 31, 2002 the minimum rental payments under these leases were as follows:

| | |
|---|---|
| 2003 | $1,894,624 |
| 2004 | 1,413,734 |
| 2005 | 1,042,171 |
| 2006 | 378,180 |
| 2007 and thereafter | 100,284 |
| | $4,828,993 |

### Capital Leases and Term Debt

The Company has certain assets, primarily vehicles, under capital leases. The leases include interest of approximately annually 7.0%. Assets held under capital leases are carried at cost of approximately $1.7 million with accumulated depreciation of approximately $376,000 as of December 31, 2002.

The Company has a mortgage liability on one parcel of real property. The liability bears interest at an annual rate of 8.0% and is secured by a mortgage on the property. Additionally, as described in Note 11, the Company has an unsecured $300,000 note payable to a seller bearing interest at 6%.

Future minimum lease payments and principal and interest payments on the term debt are as follows:

| Year Ending December 31, | Capital Leases | Mortgage Liability | Acquisition Note Payable | Total |
|---|---|---|---|---|
| 2003 | $ 509,189 | $ 47,080 | $ 21,400 | $ 577,669 |
| 2004 | 262,263 | 47,080 | 18,000 | 327,343 |
| 2005 | 221,517 | 47,080 | 314,600 | 583,197 |
| 2006 | 221,517 | 47,080 | - | 268,597 |
| 2007 and thereafter | 411,257 | 194,516 | - | 605,773 |
| | 1,625,743 | 382,836 | 354,000 | 2,362,579 |
| Less: amount representing interest | (437,562) | (75,638) | (54,000) | (567,200) |
| Present value of minimum lease/principal payments | 1,188,181 | 307,198 | 300,000 | 1,795,379 |
| Less: current portion | 305,372 | 47,080 | - | 352,452 |
| | $ 882,809 | $ 260,118 | $ 300,000 | $ 1,442,927 |

**Employment Contracts**

The Company has an employment contract with an officer. In connection with this contract, the Company is contractually obligated to pay an annual base salary of $250,000 for one year with automatic one-year renewals. In addition, the agreement contains contingent obligations associated with performance bonuses and severance.

**Insurance Programs**

Self-Insurance Programs. The Company bears significant risk under its self-insured employee health, automobile and workers' compensation programs. The Company's self-insured health program has an excess-loss insurance policy that reimburses the Company for covered expenses (up to a certain amount) of a specific deductible for each covered person and an annual aggregate deductible for all covered claims. The Company's current excess loss insurance policy ends April 30, 2003. Based on information provided by its broker and third-party administrator, the Company expects health insurance costs to increase between 10% to 20% during 2003 due to the inflation of medical care costs. Under its automobile and workers' compensation self-insurance programs, the Company bears risk up to $100,000 per incident.

The Company records estimated liabilities for its health, automobile, and workers' compensation self-insurance programs based on information provided by the third-party plan administrators, historical claims experience, the life cycle of claims, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims.

General and Professional Liability. The Company is party to various other legal matters arising in the ordinary course of business, including patient care-related claims and litigation. The Company carries insurance coverage for this exposure however its deductible per claim increased from $5,000 to $25,000 effective July 1, 2001. At December 31, 2002, recorded reserves for the general and professional coverage totaled approximately $177,000. The Company monitors its estimated self-insurance liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition. The Company believes that its present insurance coverage is adequate. However, due to insurance market conditions, the Company will face significant cost increases and higher deductibles upon renewal on April 1, 2003. The Company is currently contemplating alternatives including potentially accepting additional self-insurance risk in lieu of higher premium costs.

## Legal Proceedings

The Company is currently, and from time to time, subject to claims and suits arising in the ordinary course of its business, including claims for damages for personal injuries. In the opinion of management, the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on the Company's financial position or results of operations.

On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding) filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin re-filed its lawsuit. The second trial took place in February 2003; however, no ruling has been issued. Estimated costs of litigation are included in accrued liabilities on the accompanying balance sheet. The Company can give no assurance that it will be successful in its defense. The Company can give no assurance that it will be successful in its defense. Accordingly, the Company is unable to predict what impact, if any, the ultimate resolution of this matter may have on its financial position or results of operations.

## NOTE 10 – STOCK AND WARRANT REDEMPTION

In March 2001 the Company redeemed 748,501 shares of common stock and a warrant to purchase 200,000 shares of common stock (at an exercise price of $12.50 per share). On August 19, 2002, the Company redeemed 210,100 shares of its common stock from a private investor at a total cost of approximately $1.5 million. During the year ended December 31, 2002, the Company also purchased an additional 39,971 shares of its common stock in open market purchases for a total cost of approximately $374,000. During the nine months ended December 31, 2001, a total of 57,400 shares were repurchased under this program, all of which were in open market purchases for a total of $516,678.

## NOTE 11 -- ACQUISITION

On July 18, 2002, the Company completed the acquisition of the business and assets of Medlink of Ohio (Medlink). Medlink is a provider of in-home personal care services with branch operations in Cleveland and Akron, Ohio. The acquired operations, which currently generate approximately $6 million of revenues annually, give the Company significant market presence in the northeast Ohio area, and are included in the Company's Adult Day Health Services Segment.

The purchase price was approximately $3.2 million, $2.9 million of which was funded from the Company's bank credit facility. The balance was financed with a three-year note payable to the seller. The acquired operations added approximately $3.7 million to revenues and $345,000 to the consolidated pre-tax income from the acquisition date through December 31, 2002.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company has not yet finalized the valuation of intangible assets; thus, the allocation of the purchase price is subject to refinement.

At July 18, 2002 (rounded to nearest thousands):

| | |
|---|---|
| Accounts receivable | $ 698,000 |
| Property, plant and equipment | 35,000 |
| Goodwill | 2,552,000 |
| Assets acquired | 3,285,000 |
| Liabilities assumed | (39,000) |
| Net assets acquired | $ 3,246,000 |

The unaudited pro forma consolidated results of operations of the Company as if this acquisition had been made at the beginning of 2001 are as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Revenues | $ 89,260,078 | $ 85,282,640 |
| Income from continuing operations | 1,624,350 | 2,929,227 |
| Earnings per share: | | |
| Basic | $ 0.67 | $ 1.11 |
| Diluted | $ 0.60 | $ 0.95 |

**NOTE 12 KENTUCKY TRANSPORTATION PROGRAM**

Prior to July 1, 2002, the Commonwealth of Kentucky managed its Medicaid transportation program internally. Effective July 1, 2002 the Commonwealth contracted with an independent broker (the Broker) for the management of the program in the Louisville KY area. The Broker then contracted with the Company, among others, for the provision of transportation services to Medicaid beneficiaries. Company services pursuant to the contract are limited to transportation of Medicaid beneficiaries who also attend the Company's in-center adult day care programs. The Broker almost immediately began to encounter significant financial difficulties and has paid the Company for only a small portion of the amounts due for services rendered. On October 22, 2002, three of the Broker's other contracted providers filed a motion with U.S. Bankruptcy Court to liquidate the Broker under Chapter 7 of the Federal Bankruptcy Code.

The Company is engaged in discussions with Kentucky Medicaid officials for the resolution of amounts due the Company for provision of these transportation services to Kentucky Medicaid beneficiaries. As of December 31, 2002, the Broker owed the Company approximately $534,000 for services provided through that date, which amount is included in accounts receivable, net on the accompanying balance sheet. The Company currently believes it will be successful in ultimately collecting the amounts currently due it under this arrangement Should it become evident in the future that some or all of the balance due will not be collectible, the Company would, at that time, record an additional provision for uncollectible accounts which could be material.

**NOTE 13 – SEGMENT DATA**

The Company operates in two reportable business segments: Adult Day Health Services (ADHS), and Visiting Nurses (VN). Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's ADHS segment includes the aggregation of its ADC in-center operations and in-home personal care operations, both of which provide predominantly long-term health care and custodial services that enable recipients to avoid nursing home admission. Sources of reimbursement, reimbursement rates per day and contribution margins from the Company's ADC and personal care operations are substantially alike. The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. Approximately 88% of the VN segment revenues are generated from the Medicare program. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. General and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio.

| | Year Ended December 31, 2002 | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|---|
| **Net revenues** | | | |
| Adult day health services | $ 56,970,241 | $ 38,709,644 | $ 49,680,572 |
| Visiting nurses | 28,799,296 | 21,043,917 | 25,774,214 |
| | $ 85,769,537 | $ 59,753,561 | $ 75,454,786 |
| **Operating income (loss)** | | | |
| Adult day health services | $ 2,465,057 | $ 2,928,096 | $ 3,522,306 |
| Visiting nurses | 3,590,936 | 3,190,514 | (83,305) |
| Corporate/Unallocated | (3,109,675) | (1,542,712) | (1,603,505) |
| | $ 2,946,318 | $ 4,575,898 | $ 1,835,496 |
| **Identifiable assets** | | | |
| Adult day health services | $ 19,595,876 | $ 16,834,795 | $ 14,204,837 |
| Visiting nurses | 11,351,794 | 11,116,605 | 9,924,038 |
| Corporate/Unallocated | 5,852,353 | 7,925,248 | 9,854,904 |
| | $ 36,800,023 | $ 35,876,648 | $ 33,983,779 |
| **Identifiable liabilities** | | | |
| Adult day health services | $ 14,519,278 | $ 12,704,474 | $ 11,737,127 |
| Visiting nurses | 10,283,596 | 11,230,945 | 11,654,429 |
| Corporate/Unallocated | 1,893,065 | 1,559,818 | 3,334,340 |
| | $ 26,695,939 | $ 25,495,237 | $ 26,725,896 |
| **Capital expenditures** | | | |
| Adult day health services | $ 670,180 | $ 1,493,615 | $ 2,019,508 |
| Visiting nurses | 514,315 | 566,085 | 755,050 |
| Corporate/Unallocated | 1,554,284 | 28,773 | 62,151 |
| | $ 2,738,779 | $ 2,088,473 | $ 2,836,709 |
| **Depreciation and amortization** | | | |
| Adult day health services | $ 1,130,099 | $ 647,029 | $ 748,478 |
| Visiting nurses | 884,608 | 544,259 | 664,060 |
| Corporate/Unallocated | 162,137 | 78,916 | 115,949 |
| | $ 2,176,844 | $ 1,270,204 | $ 1,528,487 |

## NOTE 14 - QUARTERLY FINANCIAL DATA— (UNAUDITED)

Summarized quarterly financial data for the year ended December 31, 2002 and the nine months ended December 31, 2001 are as follows (in thousands except per share data):

| | Year Ended December 31, 2002 | | | | Nine Months Ended December 31, 2001 | | |
|---|---|---|---|---|---|---|---|
| | Dec. 31, 2002 | Sept. 30, 2002 | June 30, 2002 | March 31, 2002 | Dec. 31, 2001 | Sept. 30, 2001 | June 30, 2001 |
| Net Revenues | $ 22,467 | $ 21,909 | $ 20,843 | $ 20,551 | $ 20,817 | $ $19,663 | $ 19,274 |
| Gross Profit | 3,814 | 3,652 | 3,842 | 3,872 | 4,189 | 3,704 | 3,706 |
| Income from continuing operations | 377 | 341 | 527 | 100 | 840 | 674 | 727 |
| Net income | 377 | 341 | 527 | 100 | 840 | 1,761 | 727 |
| **Net income per share** | | | | | | | |
| Basic | $ 0.17 | $ 0.14 | $ 0.21 | $ 0.04 | $ 0.34 | $ 0.71 | $ 0.29 |
| Diluted | $ 0.15 | $ 0.12 | $ 0.18 | $ 0.03 | $ 0.29 | $ 0.61 | $ 0.25 |

In the quarter ended March 31, 2002, the Company recorded approximately $816,000 (pre-tax) related to the cost, consisting primarily of professional fees, of conducting an investigation into the restatement of the Company's financial statements. Additional costs related to this matter may be incurred in future periods. Refer to the Company's annual report on Form 10-K for the nine months ended December 31, 2001 for additional information.

# Report of Independent Auditors

Board of Directors and Stockholders
Almost Family, Inc.

We have audited the accompanying consolidated balance sheet of Almost Family, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the index at item 15(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of Almost Family, Inc. and subsidiaries and the financial statement schedule as of December 31, 2001 and for the nine months ended December 31, 2001 and the year ended March 31, 2001, were audited by other auditors, who have ceased operations, whose report dated March 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Almost Family, Inc. and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the 2002 basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1, in 2002 the Company changed its method of accounting for goodwill.

As discussed above, the financial statements of the Company as of December 31, 2001 and for the nine months ended December 31, 2001 and the year ended March 31, 2001 were audited by other auditors who have ceased operations. As discussed in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income. In our opinion, the disclosures for 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments related to Note 1, and accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst & Young LLP

Louisville, Kentucky
March 14, 2003

**These Reports Have Not Been Reissued By Arthur Andersen LLP as Arthur Andersen LLP Ceased Operations In August 2002.**

**The Following Reports Are Copies of the Previously Issued Arthur Andersen LLP Reports.**

Report of Independent Public Accountants

To the Stockholders of Almost Family, Inc.:

We have audited the accompanying consolidated balance sheets of Almost Family, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and March 31, 2001 (as restated--see Note 1) and the related consolidated STATEMENTS OF INCOME, stockholders' equity, and cash flows for the nine months ended December 31, 2001 and for the two years in the period ended March 31, 2001 (as restated--see Note 1). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Almost Family, Inc. and subsidiaries as of December 31, 2001 and March 31, 2001, and the results of their operations and their cash flows for the nine months ended December 31, 2001 and for the two years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Louisville, Kentucky
March 28, 2002

Report of Independent Public Accountants

To the Stockholders of *Almost Family, Inc.*:

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to Financial Statement Schedule is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Louisville, Kentucky
March 28, 2002

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On May 21, 2002 on the recommendation of the Audit Committee, the Board of Directors appointed Ernst & Young LLP ("Ernst & Young ") as the Corporation's independent auditors for the 2002 fiscal year, replacing Arthur Andersen LLP ("Arthur Andersen").

Arthur Andersen's report on the financial statements for the fiscal period preceding dismissal contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal period and interim period preceding the dismissal, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is set forth in the Registrant's definitive proxy statement to be filed with the Commission no later than 120 days after December 31, 2002, except for the information regarding executive officers of the Company. The information required by this Item contained in such definitive proxy statement is incorporated herein by reference.

The following table sets forth certain information with respect to the Company's executive officers.

| Name | Age | Position with the Company |
|---|---|---|
| William B. Yarmuth (1) | 50 | Chairman of the Board President and Chief Executive Officer |
| C. Steven Guenthner (2) | 42 | Senior Vice President and Chief Financial Officer |
| Mary A. Yarmuth (3) | 56 | Senior Vice President – Service Development |
| P. Todd Lyles (4) | 41 | Senior Vice President – Administration |
| Anne T. Liechty (5) | 50 | Senior Vice President – VN Operations |

Executive officers of the Company are elected by the Board of Directors for one year and serve at the pleasure of the Board of Directors with the exception of William B. Yarmuth who has an employment agreement with the Company. Mary A. Yarmuth is married to William B. Yarmuth. There are no other family relationships between any director or executive officer.

(1) William B. Yarmuth has been a director of the Company since 1991, when the Company acquired National Health Industries ("National"), where Mr. Yarmuth was Chairman, President and Chief Executive Officer. After the acquisition, Mr. Yarmuth became the President and Chief Operating Officer of the Company. Mr. Yarmuth became Chairman and CEO in 1992. He was Chairman of the Board, President and Chief Executive Officer of National from 1981 to 1991.

(2) C. Steven Guenthner has been Senior Vice President and Chief Financial Officer of the Company since 1992. From 1983 through 1992 Mr. Guenthner was employed as a C.P.A. with Arthur Andersen LLP. Prior to joining the Company he served as a Senior Manager in the firm's Accounting and Audit division specializing in mergers and acquisitions, public companies and the healthcare industry.

(3) Mary A. Yarmuth has served as Senior Vice President of the Company since 1991, currently as Senior Vice President of Service Development. From 1985 to 1991 Ms. Yarmuth served as President of the Company's Nursing Division. Ms. Yarmuth joined National in 1978.

(4) P. Todd Lyles joined the Company as Senior Vice President Planning and Development in October 1997 and now serves as Senior Vice President – Administration. Prior to joining the Company Mr. Lyles was Vice President Development for the Kentucky Division of Columbia/HCA, a position he had held since 1993. Mr. Lyles experience also includes 8 years with Humana Inc. in various financial and hospital management positions.

(5) Anne T. Liechty became Senior Vice President – VN Operations in 2001. Ms. Liechty has been employed by the Company since 1986 in various capacities including vice president of operations for the Company's VN segment and its Product segment.

**ITEM 11, 12 and 13. EXECUTIVE COMPENSATION; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**

The Registrant intends to file a definitive proxy statement with the Commission pursuant to Regulation 14A (17 CFR 240.14a) not later than 120 days after the close of the fiscal year covered by this report. In accordance with General Instruction G(3) to Form 10K, the information called for by Items 11, 12 and 13 is incorporated herein by reference to the definitive proxy statement. Neither the report on Executive Compensation nor the performance graph included in the Company's proxy statement shall be deemed incorporated herein by reference.

**Item 14. Controls and Procedures**

(a) Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) within 90 days prior to the filing date of this report. Based upon that evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective in all material respects.

(b) Changes in Internal Controls

There have been no significant changes in our internal controls or in other factors that could significantly affect the disclosure controls and procedures subsequent to the date of evaluation.

---

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules and Reports on Form 8-K.**


| | | Page Number |
|---|---|---|
| (a) | Index to Consolidated Financial Statements | |
| | Consolidated Statements of Income for the year ended December 31, 2002, the nine months ended December 31, 2001, and the year ended March 31, 2001 | 33 |
| | Consolidated Balance Sheets - December 31, 2002 and 2001 | 34 |
| | Consolidated Statements of Stockholders' Equity for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001 | 35 |
| | Consolidated Statements of Cash Flows for the year ended December 31, 2002, the nine months ended December 31, 2001 and the year ended March 31, 2001 | 36 |
| | Notes to Consolidated Financial Statements | 37 -54 |
| | Report of Independent Auditors | 55 |
| | Reports of Independent Public Accountants | 56 |
| (b) | Index to Financial Statement Schedule | |
| | Schedule II - Valuation and Qualifying Accounts | 65 |


All other Schedules have been omitted because they are either not required, not applicable or, the information has otherwise been supplied in the financial statements or notes thereto.

| Exhibit Number | Description of Exhibit |
|---|---|
| 3.1 | Certificate of Incorporation, as amended |
| 3.2 | Amended and Restated By-laws |
| 4.1 | Other Debt Instruments -- copies of other debt instruments for which the total debt is less than 10% of assets will be furnished to the Commission upon request. |
| 10.1 | Nonqualified Stock Option Plan, as amended (Incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 33-20815) |
| 10.2 | Supplemental Nonqualified Stock Option Plan (Incorporated by reference to Exhibit 19.4 to the Registrant's Report on Form 10-Q for the Quarter Ended November 30, 1987 Commission File No. 15342) |
| 10.3 | Incentive Stock Option Plan, as amended (Incorporated by reference to the Registrant's Registration Statement on Form S-8 Reg. No. 33-20815) |
| 10.4 | Amendment to the Senior Service Corporation 1987 Nonqualified Stock Option Plan (Incorporated by reference to Exhibit 19.3 to the Registrant's Report on Form 10-Q for the quarter ended November 30, 1989) |
| 10.5 | 1991 Long-Term Incentive Plan |
| 10.6 | Warrant Agreement, dated June 29, 1991, between the Company and HEALTHSOUTH Rehabilitation Corporation (incorporated by reference to Exhibit 10.88 to the Registrant's Form S-1 Reg. 33-46565 dated April 23, 1993) |
| 10.7 | Employment Agreement, dated January 1, 1996, between the Company and William B. Yarmuth |
| 10.8 | Asset Sale Agreements between the Company and Columbia/HCA Healthcare Corporation |
| 10.9 | Management Services Agreement between the Company and Columbia/HCA Healthcare Corporation |
| 10.10 | Asset Purchase Agreement between the Company and Home Care Solutions, Inc. |
| 10.11 | Asset Purchase Agreement between the Company and Metro Home Care, Inc. |
| 10.12 | Asset Purchase Agreement between the Company and Visiting Nurse Association of Palm Beach County, Inc. |
| 10.13 | Loan Agreement between the Company and Bank One, KY (incorporated by reference to the Registrant's report on Form 10K for the year ended March 31, 2001). |
| 10.14 | Stock Purchase Agreement between the Company and HealthSouth Corporation (incorporated by reference to the Registrant's report on Form 10K for the year ended March 31, 2001). |
| 10.15* | Asset Purchase Agreement between the Company and Medlink of Ohio, Inc. |

22* List of Subsidiaries of *Almost Family, Inc.*

23(a)* Consent of Ernst & Young LLP
23(b)* Information regarding consent of Arthur Andersen

99.1* Certification of Chief Executive Officer pursuant to18 U.S.C. SECTION 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2* Certification of Chief Financial Officer pursuant to18 U.S.C. SECTION 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Reports on Form 8-K

None

(c) Exhibits

Described in Item 15(c) of this report

(d) Financial Statement Schedules

Described in Item 15(b) of this report

*Denotes filed herein.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

*ALMOST FAMILY, INC.*
March 31, 2003

S/ William B. Yarmuth
William B. Yarmuth
Chairman, President and Chief Executive Officer

S/ C. Steven Guenthner
C. Steven Guenthner
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below the following persons in the capacities and on the dates indicated:

| | |
|---|---|
| S/ William B. Yarmuth | March 31, 2003 |
| William B. Yarmuth<br>Director | Date |
| S/ Donald G. McClinton | March 31, 2003 |
| Donald G. McClinton<br>Director | Date |
| S/ Steven B. Bing | March 31, 2003 |
| Steven B. Bing<br>Director | Date |
| S/ Tyree Wilburn | March 31, 2003 |
| Tyree Wilburn<br>Director | Date |
| S/ Jonathan Goldberg | March 31, 2003 |
| Jonathan Goldberg<br>Director | Date |
| S/ Wayne T. Smith | March 31, 2003 |
| Wayne T. Smith<br>Director | Date |
| S/ W. Earl Reed, III | March 31, 2003 |
| W. Earl Reed, III<br>Director | Date |

## CERTIFICATIONS

I, William B. Yarmuth, certify that:

1. I have reviewed this annual report on Form 10-K of Almost Family, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

BY /s/ William B. Yarmuth
William B. Yarmuth
Chairman of the Board, President &
Chief Executive Officer

I, C. Steven Guenthner, certify that:

1. I have reviewed this annual report on Form 10-K of Almost Family, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

BY /s/ C. Steven Guenthner
C. Steven Guenthner
Senior Vice President & Chief Financial Officer

## *ALMOST FAMILY, INC.* AND SUBSIDIARIES
## VALUATION AND QUALIFYING ACCOUNTS
## SCHEDULE II

| Col. A | Col. B | Col. C | | Col. D | Col. E |
|---|---|---|---|---|---|
| | | Additions | | | |
| Description | Balance at Beginning of Period | (1) Charged to Costs and Expenses | Charged to Other Accounts | (2) Deductions | Balance at End of Period |
| **Allowance for bad debts:** | | | | | |
| Year ended December 31, 2002 | $ 2,420,252 | $ 1,660,748 | - | $ 1,771,644 | $ 2,309,356 |
| Nine months ended December 31, 2001 | 1,883,120 | 888,757 | - | 351,625 | 2,420,252 |
| Year ended March 31, 2001 | 1,262,949 | 1,083,261 | - | 463,090 | 1,883,120 |

(1) Charged to bad debt expense.
(2) Write-off of accounts.

# *ALMOST FAMILY, INC.* AND SUBSIDIARIES
# LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2002

## EXHIBIT 22

**Subsidiaries of *Almost Family, Inc.***

Adult Day Care of America, Inc.
Adult Day Care of Maryland, Inc.
Adult Day Clubs of America Joint Venture, Ltd.
National Health Industries, Inc.
Pro-Care Home Health of Broward, Inc.
Adult Day Care of Louisville, Inc.
HouseCalls, Inc.
HHJC Holdings, Inc.

**Subsidiaries of National Health Industries, Inc.**

Freelife Medical Equipment, Inc.
*Caretenders* Infusion of Birmingham, Inc.
*Caretenders* of Boston, Inc.
*Caretenders* of Columbus, Inc.
*Caretenders* of Indiana, Inc.
*Caretenders* of Lincoln Trail, Inc.
*Caretenders* of New Jersey, Inc.
*Caretenders* of Richmond, Inc.
*Caretenders* Visiting Services of Richmond, Inc.
*Caretenders* Infusion Corp.
National Orthopedic & Rehabilitation Services, Inc.
Special Healthcare Services, Inc.
*Caretenders* Visiting Services of Cincinnati, Inc.
*Caretenders* Visiting Services of Columbus, Inc.
*Caretenders* of Evansville, Inc.
*Caretenders* Visiting Services of Indianapolis, Inc.
*Caretenders* Visiting Services of Southwest FL, Inc.
*Caretenders* Visiting Services of Southeast FL, Inc.
*Caretenders* Homecare, Inc.
*Caretenders* of Birmingham, Inc.
*Caretenders* of Cincinnati, Inc.
*Caretenders* of Elizabethtown, Inc.
*Caretenders* of Indianapolis, Inc.
*Caretenders* of Louisville, Inc.
*Caretenders* of Northern Kentucky, Inc.
*Caretenders* of the Bluegrass, Inc.
House Calls of America, Inc.
Metro Home Care, Inc.
Physician Affiliates, Inc.
Reliable Home Healthcare, Inc.
*Caretenders* of Cleveland, Inc.
*Caretenders* of Fort Lauderdale, Inc.
*Caretenders* of West Palm Beach, Inc.
*Caretenders* of Charlotte, Inc.
*Caretenders* of Southwest Florida, Inc.

**Subsidiary of HHJC Holdings, Inc.**

Home Health of Jefferson County, Inc.
*Caretenders* of Marshall County, Inc.

Exhibit 23 (a)

## CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement Form S-8 No. 33-33601 pertaining to the Company's Incentive Stock Option Plan, Registration Statement Form S-8 No. 33-20815 pertaining to the 1987 Nonqualified Stock Option Plan, Registration Statement Form S-8 No. 33-881100 pertaining to the 1993 Non-Employee Directors Stock Option Plan, Registration Statement Form S-8 No. 33-81124 pertaining to the 1991 Long-Term Incentive Plan, Registration Statement No. 333-88744 pertaining to the 2000 Employee Stock Option Plan and Registration Statement Form S-8 No. 333-43631 pertaining to the Non-Employee Directors Deferred Compensation Plan, of our report dated March 14, 2003 with respect to the consolidated financial statements and schedule of Almost Family, Inc. and subsidiaries included in the Annual Report (Form 10-K) for the year ended December 31, 2002.

ERNST & YOUNG LLP

Louisville, Kentucky
March 27, 2003

INFORMATION REGARDING CONSENT OF ARTHUR ANDERSEN

Section 11 (a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

In August of 2002, Arthur Andersen LLP ("Andersen") ceased operations and accordingly, Andersen is unable to consent to the incorporation by reference of the Company's previously filed Registration Statements on Form S-8 (Registration Nos. 33-33601, 33-81122, 33-20815, 33-881100, 33-81124, and 333-43631) and Andersen's audit report with respect to Almost Family Inc.'s consolidated financial statements as of December 31, 2001 and for the nine months ended December 31, 2001 and the year ended March 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits Almost Family Inc. to file this Form 10-K, which is incorporated by reference into the Registration Statements, without a written consent from Andersen. As a result, with respect to transactions in Almost Family Inc. securities pursuant to the Registration Statements that occur subsequent to the date this Form 10-K is filed with the Securities and Exchange Commission, Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 11(a) of the Securities Act, based upon the incorporation by reference from this Form 10-K into the registration statement, because Andersen has not consented to this information.

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Almost Family, Inc. (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William B. Yarmuth, Chairman of the Board, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William B. Yarmuth
William B. Yarmuth
Chairman of the Board, President and
Chief Executive Officer

March 31, 2003

A signed original of this written statement required by Section 906 has been provided to Almost Family, Inc. and will by retained by Almost Family, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Almost Family, Inc. (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, C. Steven Guenthner, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ C. Steven Guenthner
C. Steven Guenthner
Senior Vice President
and Chief Financial Officer

March 31, 2003

A signed original of this written statement required by Section 906 has been provided to Almost Family, Inc. and will by retained by Almost Family, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.